SECOND PROSPECTUS SUPPLEMENT                    Filed Pursuant to Rule 424(b)(3)
(to Prospectus dated January 28, 2005)          Registration No. 333-121738

                                  [DYADIC LOGO]

                           DYADIC INTERNATIONAL, INC.

                                28,369,878 SHARES
                                  COMMON STOCK

                          -----------------------------

      This second prospectus supplement supplements and amends the prospectus, dated January 28, 2005, and the prospectus supplement, dated March 1, 2005, relating to 28,369,878 shares of the common stock, par value $0.001 per share, of Dyadic International, Inc., that may be offered and sold from time to time by certain of our stockholders. Unless the context otherwise requires, "Dyadic," the "Company," "we," "our," "us" and similar expressions refers to Dyadic International, Inc. and its subsidiaries, but not to the selling stockholders. "Selling stockholders" refers to the stockholders identified under the caption "Selling Stockholders," contained in the prospectus dated January 28, 2005. This second prospectus supplement contains references to documents available on the Company's website. Information contained on our website should not be considered part of the prospectus as supplemented and amended.

      Our common stock is traded in the over-the-counter, or OTC, market and quoted through the OTC Bulletin Board under the symbol "DYAD.OB." On May 3, 2005, the closing price for our common stock on the OTC Bulletin Board was $2.65.

      We will receive none of the proceeds from the sale of the shares by the selling stockholders, except upon the exercise of certain warrants, options and convertible notes currently outstanding. We will bear all expenses of registration incurred in connection with this offering, but all selling and other expenses incurred by the selling stockholders will be borne by the selling stockholders.

      The prospectus, together with the prospectus supplement and this second prospectus supplement, constitutes the prospectus required to be delivered by
Section 5(b) of the Securities Act of 1933 with respect to offers and sales of the shares of common stock. All references in the prospectus to "this prospectus" are hereby amended to read "this prospectus (as supplemented and amended)."

      YOU SHOULD READ THE PROSPECTUS, THE PROSPECTUS SUPPLEMENT AND THIS SECOND PROSPECTUS SUPPLEMENT CAREFULLY BEFORE YOU INVEST, INCLUDING THE RISK FACTORS WHICH BEGIN ON PAGE 5 OF THE PROSPECTUS.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          -----------------------------

          The date of this Second Prospectus Supplement is May 4, 2005

      THE PROSPECTUS IS HEREBY SUPPLEMENTED TO ADD THE FOLLOWING SECTION TITLED "RECENT DEVELOPMENTS." THE INFORMATION SET FORTH BELOW IS NOT INTENDED TO REPLACE OR SUPERSEDE THE INFORMATION CONTAINED IN THE PROSPECTUS, AS SUPPLEMENTED, EXCEPT WHERE THE INFORMATION BELOW IS INCONSISTENT WITH THE INFORMATION IN THE PROSPECTUS OR WHERE THE CONTEXT OTHERWISE REQUIRES.

RECENT DEVELOPMENTS

      ON APRIL 15, 2005, THE COMPANY FILED ITS ANNUAL REPORT ON FORM 10-KSB FOR THE FISCAL YEAR DECEMBER 31, 2004 (THE "REPORT") WITH THE SECURITIES AND EXCHANGE COMMISSION. THE REPORT IS AVAILABLE ON THE INTERNET AT
HTTP://EDGAR.SEC.GOV. SET FORTH BELOW IS CERTAIN INFORMATION DERIVED FROM THE REPORT. THE REPORT IS NOT INCORPORATED INTO THIS PROSPECTUS SUPPLEMENT.

DESCRIPTION OF BUSINESS

THE COMPANY

General

      We are a biotechnology company engaged in the development, manufacture and sale of enzymes, other proteins, peptides and other bio-molecules derived from genes, and the collaborative licensing of our enabling proprietary technologies. We use our proprietary technologies to develop and manufacture biological products, and intend to collaboratively license them for research, development and manufacturing of biological products, for two categories of applications:

      o enzymes and other biological products for a variety of industrial and commercial applications, which we refer to as our Enzyme Business; and

      o human therapeutic proteins for use by pharmaceutical and biotechnology companies in pre-clinical and clinical drug development applications and commercialization following drug approval, which we refer to as our BioSciences Business.

      We have developed and use a number of proprietary fungal strains to produce enzymes and other biomaterials, but the one on which we have principally focused is a patented system for protein production, or protein expression, which we call the C1 Expression System. This System is based on our patented Chrysosporium lucknowense fungus, known as C1, as its host production organism. A host production organism is an organism which has been genetically altered to express genes to produce targeted protein products. We discovered the C1 microorganism in the mid-1990's and initially developed it, without the application of molecular biology, to produce neutral cellulases for our textile manufacturing customers. By 1998, we began to apply molecular genetics and other proprietary biotechnology tools to C1 to create a technology, which we refer to as the C1 Host Technology. The C1 Host Technology, once fully developed, is expected to be capable of performing:

      o     two screening functions for:

            o     the discovery of genes and the proteins they express; and

            o the identification of improved protein variants resulting from modifications to their genes; and

      o     three expression functions for:

            o the expression of proteins in commercial volumes for industrial enzyme applications;

            o the expression of human therapeutic proteins in small volumes for pre-clinical and clinical testing for drug development applications; and

            o the expression of human therapeutic proteins for drugs in commercial volumes.

We have been, over the last several years, principally focused on the expression capabilities of the C1 Host Technology. These efforts culminated in our first commercially successful application - our C1 Expression System.

      Using the C1 Expression System, as well as other biological systems, our Enzyme Business develops and produces commercial quantities of enzymes for sale to textile, pulp and paper, animal feed, chemical, agricultural, and other industries. These industries, in turn, use our products to enhance their own products or to improve production efficiency. In 2003, we began to use our C1 Expression System and other proprietary technologies to complete the development and market roll-out of several new and higher profit margin industrial and agricultural enzyme products, including for example: LTC CONC, MPE, NCE 2X, Fibrezyme LBL, Fibrezyme LDI, Fibrezyme LBR, and Xylanase 2XP CONC which have largely been responsible for our growth in revenues between 2001 and 2004. We currently sell more than 45 liquid and dry enzyme products to more than 150 industrial customers in 50 countries.

      We believe, however, even larger market opportunities exist for our C1 Expression System. For example, we believe our C1 Expression System can be successfully harnessed to help solve the protein expression problem confronting the global drug industry - the difficulty, despite enormous historic investment, of cost-effectively and expeditiously harnessing existing genomic knowledge to develop new specialized biological products, or therapeutic proteins. For the past five years, we have been developing our C1 Expression System to serve the drug industry in the discovery, development and production of human therapeutic proteins, with our primary focus on enabling pharmaceutical and biotechnology companies to not only successfully carry on the development of drugs from their gene discoveries, but also to manufacture those drugs at economically viable costs. Still in the development stage, we refer to these activities as our BioSciences Business. These activities have thus far generated nominal revenues of only $150,000 in 2003 and generated no revenues in 2004.

      We have also been developing the screening potential of our C1 Host Technology for gene discovery and the identification of protein variants resulting from modifications to their genes, which we refer to as our C1 Screening System. These efforts have included our purchase of state-of-the-art robotics equipment and a collaborative partnership with a Netherlands-based scientific organization, TNO Quality of Life (f/k/a TNO Nutrition and Food Research Institute), and the establishment of a wholly-owned subsidiary, Dyadic Nederland BV, to develop a fully-automated high throughput screening system, or HTS System. We believe that if our BioSciences Business' application of our C1 Expression System and our C1 Screening System can each be perfected, we will be able to offer a potentially unique end-to-end solution for drug companies: a single host production organism usable throughout the discovery, pre-clinical and clinical testing and commercial production phases of drug development that would greatly increase drug development efficiency, economy and speed to market. By the same reasoning, we believe that the C1 Host Technology is expected to benefit the development of industrial or specialty enzyme products by allowing discovery, improvement, development and large-scale manufacturing in a single host organism, which should result in shorter inception to commercialization time and greater probability of success.

      Currently, we own three issued U.S. patents and 57 U.S. and International filed and pending patent applications which we believe provide broad protection for our C1 Expression System, our underlying C1 Host Technology, our C1 Screening System and their products and commercial applications.

History of Dyadic

      The Company's operating subsidiary, Dyadic International (USA), Inc. ("Dyadic-Florida"), was founded by Chief Executive Officer, Mark A. Emalfarb, in 1979, and was throughout the 1980's a leading supplier of both domestic pumice stones and pumice stones imported from overseas for use in the stone washing of denim garments. In the 1990's, we evolved from serving only the denim industry to the development and manufacture of specialty enzymes and chemicals and, by 1995, were generating revenues of approximately $8,500,000 and annual profits of approximately $1,300,000. In the mid-1990's, we discovered the C1 microorganism in connection with our efforts to develop improved industrial enzymes. By 1998, we began investing significant financial resources in the application of molecular genetic technology to the development of the C1 Host Technology.

      In the first half of 2001, we raised capital of approximately $13,635,000, prior to expenses of approximately $200,000, largely to fund the development of our C1 Screening System. At that time, we thought we were within one year of being able to find collaboration partners to help us complete its development, though we continued to develop our C1 Expression System. However, between 2001 and 2003, even as our Enzyme Business began to grow rapidly, we experienced a major shift in market demand for our C1 Screening System. First, we found that large pharmaceutical companies, frustrated by lack of success with some of their investments in unproven screening technologies like our C1 Screening System,


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

began requiring unprecedented levels of accumulated scientific data as a pre-condition to partnering with us. Second, we found that the interest of these large pharmaceutical companies had moved away from gene discovery and screening applications, to an interest in the expression of therapeutic proteins for pre-clinical testing, clinical trials and drug commercialization.

      We adjusted our strategy accordingly, and between May 2003 and March 2004, we began to focus principally on our C1 Expression System, even as we continued to develop our C1 Screening System and related HTS hardware and assemble more scientific data to support our claims regarding that System's potential. During this interval of time, we also continued to grow our Enzyme Business, as we used our C1 Expression System and other proprietary technologies to successfully develop several industrial enzymes, while continuing to seek equity financing.

      Between April and July 31, 2004, we raised common equity capital of approximately $4,735,000, prior to expenses of approximately $118,000, through a private placement. Between October 1 and November 4, 2004, we raised additional common equity capital of approximately $25,400,000, prior to estimated expenses of approximately $2.7 million, in a private placement we conducted companion to the merger of our wholly owned subsidiary into Dyadic-Florida, in which its shareholders received shares of our stock representing a majority of our outstanding shares.

      We derive almost all of our revenues from the conduct of our Enzyme Business, and have thus far generated only nominal revenues from our conduct of our BioSciences Business. We have incurred losses every year since we began developing our C1 Host Technology, in 1999. Those losses resulted primarily from expenses associated with research and development activities and general and administrative expenses. To become profitable, we must continue to grow our Enzyme Business, and generate income from the conduct of our BioSciences Business, either directly or through potential future license agreements and collaborative partnerships with drug companies.

Our Future

      Despite our Enzyme Business' history of revenue generation and growth, the combination of its reliance upon the expansion of the capabilities of our C1 Expression System and the early-stage, developmental nature of our BioSciences Business require that we be characterized as an early-stage company. Our conduct of the BioSciences Business is subject to the risks customarily attending the operations of any early-stage company, including the development of new technologies and products, the assembly and development of production and R&D capabilities, the construction of channels of distribution and the management of rapid growth. We expect to continue to spend significant amounts to fund R&D and enhance our core technologies. As a result, we expect to have significant future capital requirements and continue to incur losses as we develop the C1 Expression System, complete development of the C1 Screening System, and build other required infrastructure to exploit our C1 Host Technology, our C1 Expression System and our C1 Screening System. Our BioSciences Business has not achieved, and may never achieve, profitability. There can be no assurance that our efforts with regard to these objectives will be successful.

      As noted above, between October 1, 2004 and November 4, 2004, we raised additional common equity capital of approximately $25,400,000 prior to expenses of approximately $2.7 million, in a private placement. We believe that we have sufficient equity capital to fund our operations and meet our obligations through the end of 2006. If we are unable to fund these requirements, our business could be seriously harmed.

OUR MARKETS

Enzymes

      Industrial manufacturers and the agricultural and food sectors have long used biological products, such as proteins, enzymes, peptides and other bio-molecules, to enhance the functionality or durability of their products and to improve production yields and efficiency. As examples:

      o the textile industry uses enzymes to soften and fade denim, as well as to prevent pilling and improve smoothness, softness and color brightness of cotton and other cellulosic fabrics;

      o pulp and paper manufacturers use specialty enzymes as substitutes for harsh chemicals and other additives in bleaching and de-inking to improve whiteness, brightness and fiber strength, to increase production rates and to decrease wastewater treatment burdens;

      o agricultural companies use biological products to increase and enhance crop traits and yields and to encourage disease resistance;

      o animal feed producers use biological products to improve the nutritional value of animal feeds and to improve production efficiency; and

      o other industries, including starch processing, cosmetics, detergents, flavorings and bio-fuels, also use enzyme products for a wide variety of applications.

It is our understanding that the current potential market for biological products in the industrial, chemical and agricultural sectors exceeds $100 billion. We are also aware of estimates of the size of the industrial enzyme market of between $2.0 and $3.6 billion.

BioSciences

      Pharmaceutical companies have also taken note of the emerging importance of cost-effective, enabling production of therapeutic proteins in the drug R&D process. Drug development is an expensive, time-consuming and risky process. Burrill & Co. and the Pharmaceutical Research and Manufacturing Association estimate that biopharmaceutical companies spent approximately $49.3 billion on R&D in 2004. Of the potentially hundreds of thousands of compounds screened in a drug discovery program, less than one in 1,000 will become new drug candidates and only about 20% of these will complete human clinical trials and receive regulatory approval. Only about 30% of drugs that are commercialized ever recover their development costs. Pharmaceutical and biotechnology companies have realized that to stay competitive and meet their goals for growth, they will have to increase significantly the number of new drugs introduced each year and employ new, sophisticated biotechnologies to increase the probability of success in R&D. Because government agencies rigidly define and highly regulate the pre-clinical and clinical trial phases of the development of new drugs, drug companies can impose little control over the costs of these phases. As a result, drug companies are increasing their focus on the drug discovery stage to enhance productivity and reduce costs.

      The biopharmaceuticals market has progressed significantly since 1982 when the first biopharmaceutical product, recombinant human insulin, was launched. Now, over 120 biopharmaceuticals are marketed around the world, including nine "blockbuster" drugs, such as EPO and Factor VIII. From information published by pharmaceutical market consulting firms such as IMS Health, Inc., Dyadic understands the total market for such drugs to be currently valued at approximately $41 billion or nearly 10% of the world pharmaceuticals market, and it has been growing at an annual growth rate of 21% over the past five years. With over one-third of all pipeline products in active development being biopharmaceuticals, the biopharmaceutical segment could continue to outperform the total pharmaceutical market and reach $100 billion in annual sales by the end of the decade. We believe that this growth is fueled by many factors, including the following:

      o Most biological processes in the human body are carried out by proteins. Therefore, a significant amount of current R&D activity is focused on finding therapeutic proteins which could be cures for various human diseases. This has resulted in approximately 500 therapeutic proteins, or biopharmaceuticals, currently under active development.

      o With the complete sequence of the human genome now available, many new human genes have been identified, and based on this knowledge companies are finding new promising drug targets.

      o Due to the shorter path to drug development for biopharmaceuticals as compared to small molecules, pharmaceutical companies are now more focused on biopharmaceuticals than before.

      o With many large biopharmaceutical proteins and the manufacturing processes for producing them losing patent protection, drug companies are developing modified versions of these molecules using alternative, more efficient production hosts.

      It is our understanding that roughly one-third of the nearly 500 therapeutic proteins under active development could be targets for expression in a suitable host production organism. We also believe that number is likely to increase significantly as new biopharmaceuticals are added to the pipeline of drug companies every year. However, while many potential products are being developed, it is not clear how they will be produced, often due to the drug companies' inability to find a suitable host to recombinantly produce the target protein for animal and human testing and/or commercial launch at a viable cost. We believe that many pharmaceutical research programs at these companies have been put on hold or canceled due to these problems.

      To solve this dilemma, a number of existing biotechnology companies have developed expertise in the discovery, optimization and/or expression of novel genes, proteins, enzymes and other biologically active molecules. Nevertheless, such companies have experienced extraordinary difficulties in producing sufficient quantities of proteins from genes for use in laboratory and clinical testing and, subsequently, in commercializing drug product leads through low cost, high volume production. Thus, despite the extraordinary investment in genomic research over the past decade and the attendant increased number of available therapeutic protein targets, the pharmaceutical industry has not yet experienced a commensurate improvement in the speed of drug discovery and development, nor any significant decrease in its cost, due in significant part to the inability of current protein production methods to create sufficient quantities of biological products on demand.

Alternative Technologies

      Proteins are made by "translating" or "expressing" genes. Genes are the basic units of heredity and are found in DNA, a fundamental molecule found in the cells of all living organisms. DNA consists of a code of instructions by which each gene encodes a specific protein. These proteins are the functional molecules that control the processes of living cells. The tremendously large number of different proteins and protein combinations accounts for the extraordinary biodiversity of living things in the world. Some of these proteins have properties or characteristics which offer great functional and commercial utility. For example, one class of protein - enzymes - can be used to catalyze reactions that are difficult to perform using traditional chemistry and/or employ much milder and less energy-intense conditions. Enzymes can be used in various industrial processes to replace harsh chemicals and save energy, in foods and feeds to improve their nutritional quality, and to generate fuels from renewable resources. Other types of proteins can be used as therapeutic drugs to improve the health of patients afflicted with debilitating conditions, such as, for example, insulin for diabetics. It is this diversity of properties that cause proteins, enzymes and other biomaterials to have such great potential to impact our lives.

      Traditional methods of discovering proteins do not utilize a DNA-based approach, but are accomplished by screening biological extracts or culturing microorganisms for the activity of interest. Once a biological activity of interest is identified, purification is performed and the relevant protein is isolated. This process is followed by the difficult and time-consuming task of determining the biochemical properties of the molecule, which requires producing sufficient quantities of the molecule by generating and purifying a sample in the laboratory. Because relatively few proteins have been successfully produced in the laboratory, only a small fraction of the billions of different proteins and their corresponding genes have been classified, or characterized. Among the reasons for this modest number of characterized proteins are the generally small quantities produced in native organisms and tissues, the difficulty of isolating and purifying these small quantities, and the difficulty in obtaining organisms that produce large amounts of proteins of interest. In consequence, the universe of potentially useful biomaterials derived from the world's biodiversity remains largely untapped.

      Despite the tremendous utility of proteins, there are limitations on their use. Proteins generally are functional only under specific conditions of temperature, pH, and salinity. Outside of those conditions, the proteins may not be functional or stable. In order to overcome these limitations, proteins are often sought from organisms that live in extreme environments - high temperature, acid or alkaline, and high salt environments, for example.

Another way to obtain proteins with improved properties outside their normal operating conditions is to introduce variations in the laboratory. The genetic sequence corresponding to the protein can be studied and genetic variation may be introduced in an attempt to modify its functional properties through a process known as molecular evolution. The generation of improved variants has, to date, remained inefficient and laborious. Once genetic variants are created, the improved molecules must be selected from large numbers of variants to find those with the desired properties. This selection process requires the ability to quickly screen large numbers of genes to distinguish the improved versions.

      Through the application of recombinant DNA molecular methodology, scientists can now insert genes from one organism into another and direct the production of a desired bio-molecule encoded by the gene. Once a desired gene is found and optimized, commercial production requires the insertion of the gene into a production system, or host production organism that has been adapted to express the gene and produce proteins from that gene. However, genes encoding unique bio-molecules may not be able to be expressed and commercially produced in traditional systems.

      At an enormous cost, drug companies have attempted to use a number of different protein discovery and expression systems to assist with drug discovery, each of which, we believe, suffers from significant limitations.

            Bacterial Expression Systems: Bacterial expression systems cannot express many of the native genes from eukaryotic sources, which consist of larger cells from higher order organisms that encompass linear DNA strands associated with proteins to form true chromosomes, primarily due to their inability to appropriately process introns, the portions of genetic sequences not involved in coding for protein. In addition, bacteria are unable to perform glycosylation - the process of attaching sugar molecules in the correct arrangement as required to translate many eukaryotic genes into functional, active proteins.

            Yeast Expression Systems: Yeast systems are not able to express many native eukaryotic genes as effectively as filamentous fungal systems due to hyperglycosylation and ineffective intron processing.

            Filamentous Fungal Expression Systems: Most fungi have the capability of expressing and secreting higher levels of protein per unit volume in fermentors than either bacteria or yeast, but yields are still low without significant development work on the host. In addition, these systems also have glycosylation issues similar to those in yeast, and their high viscosity makes commercial scale-up difficult. Moreover, most fungi are cultivated at acidic conditions, which can lead to instability of some human proteins, as these conditions are not the normal physiological conditions under which those proteins are stable. The biological properties of commercial fungal expression systems also typically result in dense mats of fibers and highly viscous cultures that are difficult to work with, especially in the small volumes required for high throughput screening. In industrial fermentations, the agitation necessary to adequately mix and aerate viscous cultures introduces large shear forces to the fermentation broth, making the production of shear-sensitive proteins difficult or impossible.

            Transgenic Plants and Animal Systems: Transgenic plants and animals have long development time lines. While scale up is relatively easily achieved by raising larger herds or planting more acreage, the ability to produce product on demand is limited, especially in plants. Also, containment is an issue, especially for pharmaceuticals where there are strict regulations regarding consistency and efficacy.

            Insect Cell Systems: Insect cell systems have many of the advantages of mammalian cells - for example, the ability to glycosylate proteins in a similar fashion. However, insect cell cultures are more difficult to scale up and do not produce the high protein yields that fungal cultures do. Also, permanent cell lines are difficult to maintain.

      Due to the shortcomings of these current technologies, drug companies have been plagued by substantial capital spending requirements due to the expensive nature of the fixed assets required to manufacture biological products, including very expensive fermentation and purification equipment, shortfalls in manufacturing capacity, high cost and low yield production, significant labor intensive and costly research, and significant delays in bringing drugs to market.


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

Dyadic's Solution

      We have developed a protein expression system - our C1 Expression System - which we are now successfully using in our Enzyme Business. However, we believe our C1 Expression System, in combination with our successful development of the C1 Screening System, will eventually permit drug companies to fill major gaps in the drug development process by having both an available gene discovery library and a single suitable host production organism usable throughout the discovery, pre-clinical and clinical testing and commercial production phases of drug development. By the same reasoning the C1 Host Technology is expected to benefit the development of industrial or specialty enzyme products by allowing discovery, improvement, development and large-scale manufacturing in a single host organism, resulting in shorter inception to commercialization time and greater probability of success.

      Our patent protected C1 Expression System is based on Chrysosporium lucknowense, or C1, a fungal host production organism with superior genetic and fermentation characteristics that we discovered, developed and patented for use in manufacturing of cellulase enzymes for applications in the textile industry. We first encountered C1 during the course of a program to develop a cellulase enzyme for textile manufacturing applications. Out of that program, we developed C1 strains and processes which resulted in a several hundred fold increase in protein production, compared to those originally obtained with the culture isolated from nature. The characteristics of the C1 organism, which we believe to be unique, and the competitive need for a proprietary fungal expression system motivated us to apply molecular genetic technology to the further development of C1. The morphology of the C1 culture, which we believe to be unique, allows the use of culture conditions that are not normally attainable with fungi and which lead to increased protein yields and more protein-friendly production processes. This ability to grow under non-acidic and low viscosity in culture conditions allows the production of acid-sensitive and shear-sensitive human proteins that may otherwise be unstable under typical fungal fermentation conditions.

      We believe that our C1 Expression System is particularly advantageous in the rapid development of new biological products from genes and in the commercial-scale production of various biological products at economically viable costs, using a single host organism. As the following table indicates, we believe our C1 Expression System overcomes many of the limitations of existing commercial expression methods by offering significant advantages in expressing certain classes of proteins.

                   CAPABILITIES OF CURRENT EXPRESSION SYSTEMS

                        Mammalian        Bacterial             Yeast           Insect
                          Cells           Systems              Cell             Cell           Other Fungi          C1
                        ---------        ---------             -----           ------          -----------          --
Intron Processing          Yes              None              Limited            Yes                Yes             Yes

Expression of
Eukaryotic                 Yes          Very Limited          Limited            Yes                Yes             Yes
Proteins

Compatibility with          No              Yes               Limited             No                 No             Yes
HTS

Glycosylation              Yes              None         Hyperglycosylation      Yes         Hyperglycosylation     TBD*

Output
Optimizable              Limited            Yes                 Yes               No                Yes             Yes
for Large-Scale
Manufacturing

* To be determined. The analysis of selected proteins produced by C1 shows that in those proteins, the glycan (carbohydrate) structures contain fewer sugars than do glycans typically obtained in filamentous fungi and yeast. Filamentous fungi and yeast typically produce glycans containing seven or more mannoses, a specific type of sugar. The production of glycans with large numbers of mannoses is termed "hyperglycosylation".

      We believe that our C1 Expression System offers many differentiating advantages over commonly used protein expression systems, including:

      o Use with Eukaryotic Genes; Flexibility: The C1 Expression System is the product of the C1 Host Technology out of which we believe we will also be able to develop the C1 Screening System. We believe the C1 Host Technology can spawn the C1 Screening System to discover proteins, enzymes and bio-molecules of commercial interest rapidly from eukaryotic sources, which some scientists estimate constitute up to 90% of the entire gene pool in nature, and with genes originating from prokaryotic sources. We believe that the use of a single host production organism usable throughout the discovery, pre-clinical and clinical testing and commercial production phases of drug development would greatly increase efficiency, economy and speed to market.

      o Greater and Faster Expression: Our C1 Expression System has the ability to express higher levels of total protein in a shorter amount of time than other eukaryotic host organisms commonly used for pharmaceutical protein production. The reduction in the number of fermentation days generally results in lower production and capital costs associated with the production of protein products.

      o Favorable Fermentation Characteristics: Our C1 Expression System operates under favorable fermentation conditions, including low viscosity and wider operating temperature and pH ranges, allowing optimal culturing under human physiological conditions, i.e. 37 degrees Celsius and neutral pH. Also, because the high levels of agitation that are necessary to provide oxygen to fungal and other microorganisms during high viscosity fermentations may destroy shear-sensitive proteins, the ability of the C1 Expression System to produce proteins under lower viscosity conditions will increase the probability of successfully producing various shear-sensitive human therapeutic proteins.

      o Acidity: The protein products of many genes, especially those of pharmaceutical interest, may be sensitive to being cultured under acidic conditions. Therefore, the ability of our C1 Expression System to produce acid-sensitive proteins under human physiological conditions will provide a greater likelihood of commercializing those proteins.

      o Favorable Glycosylation: Our C1 Expression System appears to have favorable glycosylation biochemistry compared to other fungi or yeast. The latter organisms tend to hyperglycosylate, generating proteins with 7-11 or more mannosyl residues in their glycan structures. However, no such hyperglycosylation has been observed in our C1 Expression System, suggesting that C1-produced proteins are more amenable to in vivo and in vitro approaches to glycan remodeling than those from other expression hosts.

DYADIC'S PRODUCTS AND SERVICES

Enzyme Business

      Our Enzyme Business addresses major needs in diverse industrial enzyme markets, including textiles, animal feed, pulp and paper, starch, food, beverage and brewing and other markets. Though we have experienced growth in our sales to the textiles market, we recognized the mature market dynamics in that segment and have chosen to diversify our revenue base by focusing on other industries.

      With the improvement in our financial position, we recently embarked upon the C1 genome sequencing project with Agencourt Bioscience. We anticipate that the C1 sequencing project will be completed ahead of schedule, in the second quarter of 2005. We expect to be able to identify a large variety of novel commercially useful genes that were previously unavailable to us. Having access to these genes is expected to help us accelerate our product development efforts and improve the efficiencies of our C1 Host Technology for making enzymes for diverse markets, including textiles, pulp and paper, animal feed, and food.

Textiles Industry

      Historically, we have had a significant market position developing, manufacturing and marketing cellulase enzymes for a variety of textile production and fabric finishing applications, including softening, fading and treating of denim garments. We offer a wide range of cellulase enzyme products for applications such as:

      o denim finishing where cellulases are used to soften and fade the denim fabric, including Rocksoft ACE series and numerous other Rocksoft series; and

      o biofinishing of cotton and cellulosics using BioACE series, which is a biofinishing process to prevent pilling and improve smoothness, softness and color brightness, and biopolishing.

      An example of a cellulosic fabric is Tencel (TM), a new high performance cellulosic fiber made by Acordis. Its inherent strength, handle properties, tendency to fibrillate, as well as its environmentally positive manufacturing processes, makes Tencel (TM) more desirable than other regenerated cellulosics. Our BioACE series, an acid cellulase derived from Trichoderma longibrachiatum, offers a cellulase that has been approved and recommended by Acordis for the treatment of 100% Tencel (TM) and its blends. Our textile enzymes are formulated in various forms, including granular, liquid, and powder.

      We continue to seek improvements in the economics and performance of our cellulases. Our ongoing research projects for the over-expression of a number of advanced enzymes for the textile industry includes cellulase endoglucanases, currently in pre-commercial stages which provide denim finishing with a soft feel and stonewashed appearance or depilling at lower cost or more favorable processing conditions.

      In 2003, using our C1 Expression System, we launched two new products, created by isolating genes and reintroducing them into our C1 host organism, to increase the productivity of the enzymes: the resulting superior product performance has both improved our profit margins and increased our revenues. One of our products, NCE2X, replaced one of our standard neutral cellulase products by offering a better and cleaner look on denim. The second product, MPE and MPL (powder and liquid forms from the same fermentation), which was launched in the fourth quarter of 2003, is being well received by the market, and is expected to make a positive contribution to our revenues in calendar year 2005 and beyond.

      The textiles market, which is characterized by low profit margins and intense competition, accounts for a majority of our current net sales. We have experienced a gradual decline in our share of that market, which we primarily attribute to our previous lack of adequate resources to match the level of investment in this market being made by our competitors, and our application of a greater portion of our efforts on higher margin and larger market opportunities such as pulp & paper and animal feed. To what degree our revenues from this market will continue to decline in the future will depend not only on that market's dynamics, but also on the extent of pricing pressure created by our competitors, how successful we are in developing new products, and our ability to lower our production costs. In this connection, we are exploring several product leads for improving the performance of existing products and developing new products as well as working to reduce the production costs of these products. We intend to exercise discipline over the application of resources to the textile market relative to other markets that we perceive will offer the Company greater opportunity.

Pulp and Paper Industry

      Enzymes offer significant processing and environmental benefits for the pulp and paper industry. We serve this market by developing, producing and selling enzymes for bleach boosting, de-inking and bio-refining processes which provide significant increases in process efficiency and improvements in the quality of pulp or paper products, including increased strength, brightness and whiteness. In addition, our products reduce the environmental impact of the paper manufacturing processes by reducing the use of harsh chemicals and the volume of solid waste in the discharged waste water. We estimate that approximately one-quarter of the $8.0 billion pulp and paper chemicals market, including bleach boosting, de-inking and bio-refining, is available to be penetrated by our enzyme products.

      Dyadic offers three commercial products, FibreZyme LBL for bleach boosting, FibreZyme LDI for de-inking and FibreZyme LBR for bio-refining. Currently, these products are being tested by prospective customers in mill trials in various geographical areas and on varying mill furnishes. Initial data from these mill trials have thus far supported our expectations for the improved effectiveness of the enzymes. Some of the benefits of our enzymes are being seen in plant trials with new customers and in the continuing operations of existing customers such as:

      o improvement in the fiber properties, including, for example, increased strength, higher brightness and better drainability;

      o     energy savings, including, for example, steam and electricity,

      o lower chemical consumption, including, for example, bleaching chemicals; and

      o     lower waste water treatment demand.

      We also expect to develop other enzyme products for optimization of these process improvements and to address additional pulp and paper processing problems.

Animal Feed Industry

      We provide specialty enzymes for customers who process grains such as barley, wheat and rye to produce animal feed and other related products. Many feed ingredients currently used are not efficiently digested by poultry or livestock. However, by adding enzymes to feed, the digestibility can be improved. Our feed enzymes are used as additives that allow feed producers to supplement lower cost raw materials and also to improve the efficiency of existing formulations. The main benefits of supplementing feed with enzymes, as revealed by feed trials carried out to date, are faster growth of the animal, better feed utilization, or feed conversion ratio, more uniform production, better health status and reduced environmental waste.

      Presently, we make and sell two animal feed enzyme products offered in different activity levels and formats: our Beta Glucanase BP CONC, a beta-glucanase, is used in conjunction with barley-based diets, and our Xylanase 2XP CONC, a xylanase, is used in conjunction with wheat based diets. Registration of these products in various countries is on going and is expected to help increase the distribution of our products.

      Additionally, we intend to develop other animal feed enzymes for specific diets in which highly effective enzymes are not commercially available today:

      o Enzymes to improve corn/soybean meal diets that are commonly used for poultry and swine in the U.S.; and

      o Phytase, an animal feed enzyme additive that is designed to increase the absorption of organic phosphorous, lowering the environmental impact of fecal matter, and to increase the digestibility of carbohydrates as well as the promotion of weight gain in livestock.

Food Industry

      We are presently marketing products to significant markets in the food industry. We produce and sell the product CeluStar XL to the wheat starch processing plants in Europe for the production of high fructose syrups and other starch based products. This product has a competitive advantage over other enzymes through its ability to drop viscosity during the first stages of the starch production process. We produce and sell GlucoStar 400L and ViscoStar 150L to the brewing and alcohol production market in Europe. We produce and sell BrewZyme Series and FoodCel Series products to the brewing and fruit juice production markets in Europe, North and South America and Asia. China has become a large and rapidly growing market for brewing enzymes as the disposable income of its population increases. Through one of our subsidiaries, two regional distributors and one national distributor, we expect to significantly increase our rate of penetration of this market.

BioSciences Business

      We expect our BioSciences Business to generate revenue by using our C1 Expression System to enable its business partners to successfully make sufficient quantities of promising therapeutic proteins for preclinical and clinical testing, thereby improving prospects for a drug candidate's advancement from discovery through development, accelerating development time and reducing R&D costs. Relationships with business partners will vary, ranging from pure contract research, to collaborations, to strategic business partnerships such as joint ventures and product co-development and co-marketing on a project by project basis.

      When we license our technology to our customers, we anticipate that the revenues to be derived from projects will be comprised of:

      o licensing fees earned for deploying the C1 Expression System, or Technology Access Fees,

      o research reimbursement fees for the performance of project research, or Research Fees,

      o payments based on Dyadic's and/or the customer's successful achievement of Dyadic's research or customer's drug development milestones with the biological product, starting with the successful initial expression of target proteins with customer's genes, all the way to approval of the protein drug candidate by regulatory authorities, or Milestone Achievement Success Fees, and

      o royalties on those biological products that have been successfully enabled by our proprietary technologies.

      In addition, although the mix of Technology Access Fees, Research Fees, Milestone Achievement Success Fees and royalties will vary from project to project, depending on whether the customer is a biotechnology company, which involves lower Technology Access Fees and Milestone Achievement Success Fees and higher royalties, or a pharmaceutical company, which provides the opposite types of fees and payments, we contemplate that in some cases our customer may take an equity interest in us, or that we may take a joint venture interest in the biological product.

      Initially, our BioSciences Business will be focused on the C1 Expression System's performance of its role as an enabling technology for drug companies. Specifically, each project will involve a protein already characterized by the customer, or, in other words, one that has been discovered and is believed by the customer to have high commercial potential. The customer will deliver to us the gene encoding this protein. Using our C1 Expression System, we will attempt to express, or in other words produce, laboratory-testing quantities of the protein for the customer.

      We also have several other technologies under development, including our C1 Screening System, which will incorporate a high throughput screening, or HTS technology for discovery of new genes and/or screening for improved variants of previously or newly discovered genes. Should these technologies be successfully developed, they may serve as additional revenue streams for the BioSciences Business.

DYADIC'S STRATEGY

      We are pursuing a four-part business strategy to commercialize our C1 Host Technology, which includes the C1 Expression System and C1 Host Technology, our C1 Screening System as well as the products developed using that Technology, which may be generally summarized as follows:

      o Grow our market share and penetration for existing and new enzyme products, with an emphasis on increased sales of higher margin products;

      o Leverage our C1 Expression System for commercial and industrial applications by developing new products for various industrial and commercial markets and by securing collaborator-funded R&D from third parties, and enabling us to earn milestone and royalty payments on target products expressed using the C1 Expression System;

      o Build and grow our BioSciences Business by serving as a collaboration partner and service provider to large pharmaceutical companies for promising therapeutic proteins; and

      o Exploit the power and versatility of our C1 Host Technology as well as our manufacturing capabilities, by forming strategic partnerships, such as joint ventures and product co-development and co-marketing ventures with leading companies in various industries and various parts of the world. In addition, we also hope to eventually spin-off new businesses emanating from the application of our C1 Host Technology, when we believe more value can be created for our stockholders by doing so rather than keeping them within our Company.

Enzyme Business Strategy

      Our C1 Expression System already is functional for the production of many enzymes and proteins for the industrial markets. We have already developed and manufactured a number of enzymes in large quantities using our C1 Expression System in 150,000 liter fermentors and sold those products commercially worldwide. Additionally, there are several enzymes in our R&D pipeline emanating from the C1 organism and the C1 Expression System. We expect to commercialize an even wider variety of new enzymes and proteins for the industrial markets with better functional properties and improved cost performance through our efforts, alone, and in collaboration with leading companies in industry sectors, such as pulp and paper, agricultural products for animals and humans, chemicals, textiles, and personal care products.

      Using our C1 Host Technology and capitalizing on our strong position in the textile market, our goal for our Enzyme Business is to become a top-tier provider of enzymes to broader markets, including pulp and paper, animal feed, starch, food and other markets. To accomplish this goal, we intend to:

      o Diversify sales away from the commoditized textile market to other less competitive, fast-growing markets;

      o Register existing products in large new markets for sales to identified customers;

      o Discover and develop new enzyme products for new applications in existing and new markets;

      o Obtain the DNA sequence of the C1 genome. This resource is expected to facilitate the identification of many product leads from C1 genes and provide better understanding of the biochemistry and physiology of C1, enabling us to develop strategies to improve carbon flow toward proteins and other bio-molecules of interest and to rationally construct better host strains for both our C1 Expression System and our C1 Screening System;

      o Continue to expand and utilize the low-cost production capacity of our contract manufacturer;

      o     Establish additional manufacturing capacity;

      o Leverage investment in R&D to continue to improve yields and to drive revenue and profits though the launch of innovative products;

      o Add sales and technical staff to support significant marketing initiative into new industrial markets;

      o Add corporate infrastructure and staff to support projected revenue growth; and

      o Partner with leading companies to develop and manufacture enzymes and other bio-products under an appropriate business arrangement, such as joint venture, co-development and co-marketing of products.

      In 2004, the Company focused its efforts on the pulp and paper industry. Our expectations for 2005 and beyond are optimistic for this market. We have hired several new employees to assist us in our efforts, including a Vice President -Pulp and Paper division. We have worked with existing customers who have allowed us to generate data to approach other global companies to promote our products for bleach boosting, bio-refining and de-inking. The sales cycle is long, but we have in several cases been able to enter mill trial stages within six months to a year with several key potential customers.

      We now have the money to register our existing animal feed products and new products under development for this industry, and anticipate growth in this market through sales in the European Union and elsewhere over the next two to three years. We also expect to be able to focus some additional efforts in other markets such as starch and brewery now that we have hired additional people for registration of products and concentration of these market opportunities.

BioSciences Business Strategy

      While we believe that our C1 Expression System has created great opportunity for our Enzyme Business, we believe a much greater opportunity exists to develop our C1 Expression System for the production of higher value proteins, such as human therapeutic proteins. We have been developing and refining our molecular tools to deal with the more complex issues involved in the production of those proteins, such as glycosylation, protein degradation and high purity level requirement, which are critical for human therapeutic protein production. Once fully developed, we believe our C1 Host Technology can integrate our C1 Expression System with our C1 Screening System now also under development, to create a fully-integrated discovery and expression system that will help companies in diverse industries - including pharmaceuticals - to discover, develop and bring to market new and improved protein and enzyme products from a wider range of DNA sources and with better properties than has been possible with other systems. Since the same cell line, C1, will enable all R&D steps involved in bringing a DNA product to market, we believe that the probability of success will be higher and the R&D cycle time will be shorter.

      Our goal for our BioSciences Business is to become the leading provider of expression solutions to pharmaceutical and biotechnology companies. Initially, we will concentrate on enabling the C1 Expression System to express pre-clinical and clinical quantities of therapeutic proteins for drug testing, and eventually, for commercial-scale production of therapeutic proteins and other bio-molecules. In particular, we expect that our C1 Expression System will facilitate the production of biopharmaceuticals that might otherwise be shelved, and will enable development of functionally improved drugs using molecular evolution techniques in conjunction with the C1 Screening Technology we are developing.

      We believe that increased profitability can arise from the anticipated capabilities of the C1 Host Technology to use a single host organism for both discovery and commercial production, which should lead to:

      o     shortened preclinical R&D timelines;

      o     the development of therapeutic protein drugs with better properties;

      o     possible enablement of shelved new drug candidates;

      o improved prospects for an increase in probabilities for drug candidates advancement from discovery through development;

      o     reduced production costs; and

      o     reduced capital expenditures.

      To this end, we intend to:

      o establish a flexible technology out-licensing program and enter into strategic partnerships and collaborations to facilitate adoption of the C1 Expression System, the C1 Screening System and the C1 Host Technology;

      o     continue and expand our R&D efforts both:

            o in partnership with leading academic and technology development centers to develop and improve our C1 host strain and expression processes for large scale manufacturing by us and by our collaboration partners, and

            o apply the C1 Expression System for customer projects in exchange for technology access fees, research fees, milestone achievement success fees and royalties;

      o obtain the DNA sequence of the C1 genome to obtain a better understanding of the biochemistry and physiology of C1, which we expect to enable us to develop strategies to improve the production of therapeutic proteins and develop better host strains for our C1 Expression System;

      o leverage expression competencies to develop capabilities to develop our own biopharmaceuticals in the future; and

      o partner with pharmaceutical companies and biotechnology companies to develop higher yield, more efficient production methods for many blockbuster biopharmaceuticals for which the applicable patent protection is expiring.

RESEARCH AND DEVELOPMENT

      Our scientific staff has specialized knowledge in the areas of biotechnology R&D, enzymology, quality control, textile chemistry, and pulp & paper technology. Our laboratories are located in Jupiter, Florida; Greensboro, North Carolina; Zeist, The Netherlands and in Southern China. Our R&D activities include the discovery, development, improvement, and characterization of new and existing enzyme products; and the development of our technologies in the areas of gene expression, fungal molecular genetics, bioinformatics, and fermentation process development for the production of proteins for a variety of industries, including pharmaceuticals. Enzyme discovery and development utilize a number of fungal organisms, including Trichoderma longibrachiatum for the Acid Cellulase and Xylanase lines of products, Aspergillus niger for the Glucoamylase products, and Chrysosporium lucknowense C1 for Cellulase and related products.

      Our C1 Host Technology also forms the basis for our C1 Screening System, which incorporates robotic High Throughput Screening (HTS) hardware. This C1 Screening System has advantages over other screening systems in its use of the C1 filamentous fungal host, thereby permitting the efficient expression and screening of eukaryotic genes, and the secretion and glycosylation of their protein products, which other screening systems developed in yeast and bacteria are unable to efficiently perform. The most promising use of the C1 Screening System may be in conjunction with molecular evolution technologies, which offer a means of generating improved variants of proteins. For example, enzymes with higher temperature optimum or stability, higher activity, altered specificity, or altered pH optima may be obtained. In the pharmaceutical area, antibodies with improved binding capability, or protein therapeutics with reduced immunogenicity or improved efficacy, can be produced. In addition to its use in conjunction with molecular evolution, we expect that our C1 Screening System will, in the longer term, also be useful for discovery of novel activities in a variety of eukaryotic organisms: it will screen for proteins by the expression of libraries of expressed genes and will be especially useful for genes and proteins that have not been previously well-characterized and for which the only discovery tool is demonstration of the protein's function.

      Our R&D expenses for 2004 and 2003 were $3,621,451 and $3,571,242, respectively.

RESEARCH AND DEVELOPMENT CAPABILITIES OF CONSULTING R&D VENDORS

      For over a decade, we have supplemented our internal R&D capabilities with focused strategic industry collaborations with leading scientific organizations such as Moscow State University, the Russian Academy of Sciences, TNO Quality of Life and Bio-Technical Resources, as well as outsourced R&D and manufacturing relationships via our exclusive agreements and collaborations with Polfa Tarchomin in Europe, which provides low-cost manufacturing capacity, and FermPro in the U.S. When combined with our internal staff of 14 scientists, we currently have approximately 50 scientists working in laboratories across the globe on a variety of R&D programs for us. The following is a summary description of our main scientific collaborators:

Bio-Technical Resources, Manitowoc, Wisconsin

      Bio-Technical Resources, a division of Arkion Life Sciences LLC, or BTR, is a contract research organization with expertise in areas of strain and process development for fermentation of microbial products. We have worked with BTR since 1995 on a variety of development programs for the production of several commercial enzyme products, most notably our C1 host organism, for the commercial scale production of neutral cellulase enzymes. BTR also has worked on the development and commercialization of products utilizing our C1 Expression System.

      In July 2004, Dyadic-Florida entered into a development agreement with BTR under which Dyadic-Florida agreed to pay for 80% of $1.25 million worth of R&D services, out of a total of $1.8 million, it was contracting to purchase over a two year period from BTR by issuing shares of Dyadic-Florida common stock, representing 300,300 shares valued at $3.33 per share. The Dyadic-Florida shares were issued and held in an escrow. Incident to the consummation of the Merger, the Company assumed Dyadic-Florida's obligations with respect to the shares of common stock deliverable to BTR under the development agreement, and its shares were exchanged for the Dyadic-Florida shares in escrow. The Company must utilize, and BTR is obligated to furnish, a minimum of 1.1 full-time equivalent BTR scientists per month. BTR's rights to the shares of common stock vest and may be withdrawn from the escrow pro rata to the dollar value of BTR's actual performance of R&D services, as such services are billed by BTR on a regular monthly basis over a period expected to be approximately two years. In addition, the development agreement provides for the imposition of cash penalties on BTR should it fail to perform its obligations.

TNO Quality of Life, Zeist, The Netherlands

      TNO Quality of Life, or TNO, is a contract research organization sponsored by the Dutch government and is one of the Institutes comprising the Netherlands Organization for Applied Scientific Research. We have worked with TNO since 1998 on the development of technologies for gene expression and gene discovery. The TNO scientists working with us are widely recognized as leaders in the area of fungal genetics and molecular biology.

      In January 2003, Dyadic-Florida formed a wholly owned Dutch subsidiary and entered into a cooperation and license agreement with TNO to cooperate on an exclusive basis in the development, use and marketing of a high throughput robotic screening system utilizing fungal organisms. Under this agreement, Dyadic-Florida and TNO have each granted the Dutch subsidiary a worldwide license to exploit certain patents and technologies, for which the Dutch subsidiary will make royalty and revenue sharing payments to Dyadic-Florida and TNO on revenue generated from the Dutch subsidiary's business operations. TNO was also granted an option to acquire shares of Dyadic-Florida's common stock beginning on the two-year anniversary of the formation of the Dutch subsidiary, or earlier in certain circumstances. Incident to the consummation of the merger, the Company assumed Dyadic-Florida's obligations to TNO in respect of this option. The number of shares which TNO is entitled to purchase is based upon a formula fixed by the terms of the agreement. No shares were purchasable under this option as of December 31, 2004.

Moscow State University, Moscow, Russia

      We have had our longest research collaboration with groups at Moscow State University led by Dr. Arkady Sinitsyn in the Division of Chemical Enzymology in the Chemical Department. Dr. Sinitsyn is recognized as an expert in industrial enzymology and in 1992 initiated the development of our first enzyme product, an acid cellulase, which was commercialized in 1994. Dr. Sinitsyn's group also isolated and initially characterized the C1 fungal strain. Dr. Sinitsyn, in collaboration with the Russian Academy of Sciences, has been instrumental in the discovery of new enzyme products for us and in the detailed characterization and analysis of existing enzyme products.

MANUFACTURING

      We do not own enzyme manufacturing facilities, but instead have employed two contract manufacturers who have produced all of our products for us. We have been phasing-out one of those contract manufacturers, whose agreement will terminate in December 2005 and will not be renewed. Our key contract manufacturer is Polfa Tarchomin, SA, or Polfa, located in Warsaw, Poland, which has been producing commercial enzymes for us continuously, and without interruption, since 2001 under a 10-year contract, with several 10-year renewal options exercisable in our discretion.

      The Polfa contract manufacturing agreement provides for a tolling fee based upon the actual utilization of the fermentation time, and also requires Dyadic-Florida to pay a fixed monthly fee to compensate Polfa for its capital investment in the initial modernization of the plant and equipment, which ends after seven years. Under the Polfa agreement, Polfa has committed fermentation capacity substantially in excess of the Company's current needs, and is obligated to make additional capacity available upon the Company's request and Polfa's completion of necessary modernization of that requested additional capacity in accordance with its contractual commitments to make those expenditures. We believe that the capacity of Polfa's facility should exceed the requirements for our current business plan, though increased fermentation capacity utilization is dependent upon Polfa's modernizing capital improvements, at its expense, to meet the growing process requirements for our production. We intend to stage the capacity expansion of Polfa's facility to cover our production requirements based on sales projections derived from our Enzyme Business' sales plans, though utilization of this additional capacity will ultimately depend upon product demand. Nonetheless, we are always evaluating the alternative of having manufacturing conducted in a new facility. In 2004, Dyadic-Florida negotiated for additional Polfa fermentation capacity which we expect to be operational in mid 2005. Additional fermentation capacity is, however, expected to be required to meet our requirements for later years.

      When combined with our internal staff of four manufacturing personnel, we currently employ, or retain as independent contractors, more than 60 persons to manufacture over 45 different liquid and dry enzyme products, including employees of our Polish subsidiary, whose main responsibility is oversight of Polfa's production, warehousing and shipping of our products.

SALES AND MARKETING

Enzyme Business

      Our Enzyme Business has an established customer base in more than 50 countries, including the United States. We sell our enzyme and other biomaterial products directly, through our own sales force, and indirectly through approximately 120 distributors, including one of our subsidiaries. We have deployed our sales force to effectively target the main markets and customers for our products, including locations in Europe, North America, South and Central America, and North and South Asia. We employ distributors to sell our textile and food and feed enzymes, and sell starch and pulp and paper enzymes both directly and through resellers. To meet the projected revenue growth over the next five years, we have begun to expand our manufacturing, sales and technical service support staff to approach a larger number of customers in existing and new markets.

      In 1998, Dyadic-Florida purchased 70% of the outstanding shares of its existing Asian subsidiary. The Asian subsidiary serves as one of our primary distributors to foreign textile, pulp and paper, chemical and enzyme businesses. At the time of the original purchase, Dyadic-Florida could only vote 25% of the outstanding shares of the Asian subsidiary. By subsequent agreements, Dyadic-Florida increased its ownership interest in the Asian subsidiary from 70% to 82.5% of the outstanding shares and its voting rights from 25% to 62.5% of the outstanding shares. Under the original purchase agreement, Dyadic-Florida has an option to purchase additional voting rights with respect to 20% of the total outstanding shares of the Asian subsidiary, by paying $20,000 for each 1% of such voting rights. Dyadic-Florida is obligated to purchase the entire 20% for an aggregate price of $400,000 if the Asian subsidiary's cumulative profits since October 19, 1998, as defined, aggregate to $900,000. As of December 31, 2004, the Asian subsidiary had approximately $529,000 of cumulative profits, as defined. In addition to this right to acquire 82.5% voting control over the

Asian subsidiary, Dyadic-Florida also has a call option to purchase an additional 12.5% of the Asian subsidiary's outstanding shares which is exercisable over a 20 year term that began on October 21, 1998, but only after Dyadic-Florida has purchased the 20% voting interest for $400,000. The exercise price of the call option will be based on the results of operation of the Asian subsidiary for the 12 months preceding the date of the exercise of the call option. The call option can be exercised no later than October 2018. The Asian subsidiary became a consolidated subsidiary of Dyadic-Florida effective July 1, 2002.

BioSciences Business

      Given the potentially significant differentiating advantages of our C1 Expression System over other expression systems, our marketing strategy is to focus on those biopharmaceutical, agricultural and chemical companies that are looking for alternative expression systems for the production of sufficient quantities of proteins for animal/human or field tests or large-scale manufacturing at an economically viable cost.

      Our BioSciences Business currently employs business development professionals trained in marketing high-technology service offerings, such as the BioSciences Business' expression projects, as well as licensing, joint venturing and other forms of business collaboration. These professionals will be responsible for the BioSciences Business market launch. In addition to soliciting business from our headquarters and European subsidiary offices, these business development professionals will promote the C1 Expression System's enabling capabilities through presentations and presence at scientific and business conferences targeted at the pharmaceutical, biotechnology, chemical, agricultural and other industrial sectors, supplemented with the presentations of research papers and seminars at those conferences. Further, we intend to conduct large-scale promotional activities aimed at target industries, with an emphasis on individual visits to target companies to expose them to the unique capabilities of the C1 Expression System and the C1 Screening System. As the business volume expands, we intend to expand our staff of business development professionals for both our U.S. headquarters and our European subsidiary, Dyadic Nederland BV in the Netherlands.

EMPLOYEES

      As of December 31, 2004, we and our consolidated subsidiaries had approximately 90 full-time employees. None of our employees are represented by labor unions or covered by collective bargaining agreements. We have not experienced any work stoppages and consider our employee relations to be good.

COMPETITION

Enzyme Business

      According to Novozymes, the worldwide market for industrial enzymes is $2.0 billion, while another of our competitors, Diversa Corporation, has sized the combined industrial and specialty enzymes market at approximately $3.6 billion. Our Enzyme Business faces several major competitors in its industry, both on a global and regional basis. Principal global competitors are Novozymes (Danish: all markets), Genencor (U.S.: all markets), DSM (Dutch: food and animal feed), AB Enzymes (British: all markets) and BASF (German: animal feed). Together, these five companies control more than 70% of the industrial enzyme market, with Novozymes being the largest enzyme maker having 2004 revenues estimated at $1.0 billion, although additional competitors, such as Diversa, do, and in the future, can be expected to, enter the market. Other smaller regional producers, located primarily in Japan, India and China, are also participants in this industry and, from time to time, can directly compete with us in those regions. Each of the major competitors, particularly Novozymes, currently enjoys competitive advantages associated with their much larger size: developed technologies, more resources, strong distribution systems and dominant market positions.

BioSciences Business

      There are many companies, such as DSM, Invitrogen, Genencor International, Novozymes, Lonza Biologics, Rhein Biotech, Protein Sciences Corporation, Biolex, Paradigm Genetics and Exelexis, with proprietary protein expression systems that compete with our C1 Expression System. Most of them are developmental stage companies, although DSM, Invitrogen, Genencor International, Novozymes and Lonza Biologics are medium to large size, well-established companies with substantial


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

financial resources. Nonetheless, because we believe our C1 Expression System will overcome many of the limitations of the expression systems being used by our competitors, we believe our C1 Expression System will provide the drug development industry with a superior, low-cost production alternative for human therapeutic and other proteins.

      When completed, our C1 Screening System will face competition from a large number of technologies in use and under development for the discovery of new genes. In addition to many development stage companies, such as Direvo and Nautilus Biotechnology, competitors of our C1 Screening System include many well-known companies, such as Celera, Novozymes, Exelexis, Diversa, and Maxygen. There are also many well-known companies, such as Diversa, Maxygen, Codexis, as well as lesser-known companies such as Direvo and Nautilus Biotechnology, which are very active in the field of directed evolution and, therefore, have an interest in fungi-based screening systems or other eukaryotic hosts capable of functioning in a high-throughput robotic mode with eukaryotic genes.

INTELLECTUAL PROPERTY

      We hold three issued U.S. patents and 57 U.S. and International filed and pending patent applications which we believe provide us with broad patent protection for the C1 Host Technology, the C1 Expression System, the C1 Screening System and their commercial products and applications.

      Over the years in which we have been in business, we have also developed trade secrets and know-how involving our industrial enzyme products. Our employment and other agreements with our employees contain provisions that protect and require confidential treatment for our trade secrets and developed inventions, for both our Enzyme and our BioSciences Business.

GOVERNMENT REGULATION

      Regulation by the governmental authorities in the United States and other countries is a significant factor in the development, production and marketing of our products.

Non-Drug Products

      Non-drug, biologically derived products are regulated, in the United States, based on their application, by either the FDA, the Environmental Protection Agency, or EPA, or, in the case of plants and animals, the United States Department of Agriculture, or USDA. In addition to regulating drugs, the FDA also regulates food and food additives, feed and feed additives and generally recognized as safe, or GRAS, substances used in the processing of food. The EPA regulates biologically derived chemicals not within the FDA's jurisdiction. Although the food and industrial regulatory process can vary significantly in time and expense from application to application, EPA's timelines generally are shorter in duration than the drug regulatory process, which ranges from six months to three years.

      The European regulatory process for these classes of biologically derived products has undergone significant change in the recent past, as the EU attempts to replace country-by-country regulatory procedures with a consistent EU regulatory standard in each case. Some country-by-country regulatory oversight remains. Other than Japan, most other regions of the world generally accept either a United States or a European clearance together with associated data and information for a new biologically derived product.

Human Therapeutic Products

      The FDA in the United States and similar health authorities in foreign countries subject human therapeutic products to rigorous preclinical and clinical testing and other approval procedures. Various federal statutes and regulations also govern or influence the testing, manufacturing, quality control, safety, labeling, storage, record-keeping and marketing of human therapeutic products. The process of obtaining these approvals and the subsequent compliance with appropriate federal and foreign statutes and regulations require the expenditure of substantial resources. Any failure by us or our collaborators or licensees to obtain, or any delay in obtaining, regulatory approval could adversely affect the marketing and revenue generating potential of our products. We have neither applied for nor received regulatory approval to market any human therapeutic products.

      The steps required before a pharmaceutical agent may be marketed in the United States include:

      o     preclinical laboratory, in vivo and formulation studies;

      o the submission to the FDA of an investigational new drug, or IND, application that must become effective before human clinical trials may commence;

      o adequate and well controlled human clinical trials to establish safety and efficiency of the proposed drug in its intended indication;

      o     the submission of a new drug application, or NDA, to the FDA; and

      o     the FDA approval of the NDA.

      To clinically test, produce and market products for diagnostic or therapeutic use, a company must comply with mandatory procedures and safety standards established by the FDA and comparable agencies in foreign countries. Before beginning human clinical testing of a potential new drug, a company must file an IND and receive clearance from the FDA. The IND is a summary of the preclinical studies which were carried out to characterize the drug, including toxicity and safety studies, as well as an in-depth discussion of the human clinical studies which are being proposed. Approval of a local institutional review board, or IRB, and informed consent of trial subjects is also required.

      Human clinical trials are typically conducted in three sequential phases which may overlap. Phase I involves the initial introduction of the drug into human subjects or patients where the product is tested for safety, dosage, tolerance, absorption, metabolism, distribution and excretion. Phase II involves studies in a limited patient population to:

      o     identify possible adverse effects and safety risks;

      o determine the efficiency of the product for specific, targeted indications; and

      o     adequately determine dosage tolerance and optimal dosage.

      When Phase II evaluation demonstrates that the product may be effective and has an acceptable safety profile, Phase III trials are undertaken to further evaluate dosage and clinical efficacy and to further test for safety in an expanded patient population at multiple clinical study sites. A pivotal Phase III trial is an adequate and well-controlled study which provides the primary basis for determining whether there is substantial evidence to support the claims of effectiveness for new drugs and forms the basis for an NDA. The regulatory authority or the sponsor may suspend clinical trials at any point in this process if either entity concludes that clinical subjects are being exposed to an unacceptable health risk, that the trials are not being conducted in compliance with applicable regulatory requirements, or for other reasons.

      The results of product development, preclinical studies and clinical studies are submitted to the FDA as part of an NDA for approval of the marketing and commercial shipment of the product. The FDA may deny approval of an NDA if applicable regulatory criteria are not satisfied, or may require additional data. Even if such data is submitted, the FDA may ultimately decide that the NDA does not satisfy its criteria for approval. Once issued, a product approval may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products which have been commercialized, and it has the power to prevent or limit further marketing of a product based upon the results of these post-marketing programs.

      Satisfaction of these FDA requirements, or similar requirements by foreign regulatory agencies, typically takes several years, and the time needed to satisfy them may vary substantially, based upon the type, complexity and novelty of the drug product. The effect of government regulation may be to delay or to prevent marketing of potential products for a considerable period of time and to impose costly procedures upon our or our partner's activities. There can be no assurance that the FDA or any other regulatory agency will grant approval for any products being developed by us or our partner on a timely basis, or at all. Success in preclinical or early stage clinical trials does not assure success in later stage clinical trials. Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approval. If regulatory approval of a product is granted, such approval may impose limitations on the indicated uses for which a product may be marketed. Further, even if regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product, including withdrawal of the product from the market. Delay in obtaining or failure to obtain regulatory approvals would have a material adverse affect on our business.

      Before our or our collaboration partners' human therapeutic protein products, if any, can be marketed outside of the United States, they are subject to regulatory approval similar to that required in the United States, although the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country. No action can be taken to market any product in a country until an appropriate application has been approved by the regulatory authorities in that country. The current approval process varies from country to country, and the time spent in gaining approval varies from that required for FDA approval. In certain countries, the sales price of a product must also be approved. The pricing review period often begins after market approval is granted. No assurance can be given that, even if a product is approved by a regulatory authority, satisfactory prices will be approved for our or our collaboration partners' products.

      There is no assurance that the FDA will successfully review our or our collaboration partners' INDs or NDAs when filed, or that foreign regulatory authorities will approve any similar applications that we submit to them. Further, the FDA and foreign authorities may at any time take legal or regulatory action against a product or us if it concludes that a product has not complied with applicable laws and regulations or that earlier evaluations of a product's safety or effectiveness may not have been adequate or appropriate. Such action may include, but is not limited to, restrictions on manufacture and shipment of products, seizure of products, injunctions and civil and criminal penalties. The FDA's policies may change and additional government regulations may be promulgated which could prevent or delay regulatory approval of our or our collaboration partners' potential products. Moreover, increased attention to the containment of health care costs in the United States and in foreign markets could result in new government regulations which could have a material adverse effect on our business or our joint ventures or its customers. We cannot predict the likelihood of adverse governmental regulation which might arise from future legislative or administrative action, either in the United States or abroad.

RISK FACTORS

      An investment in our common stock involves a high degree of risk. You should carefully consider the following material risks, together with the other information contained in the prospectus, as supplemented, before you decide to buy our common stock. If any of the following risks actually occur, our business, results of operations and financial condition would likely suffer. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties, including those that are not yet identified or that we currently believe are immaterial, may also adversely affect our business, financial condition or results of operations.

Risks General to Our Businesses

WE SHOULD BE VIEWED AS AN EARLY-STAGE COMPANY.

      Despite our Enzyme Business's history of revenue generation and growth, the combination of its reliance upon the expansion of the capabilities of our C1 Expression System and the early-stage, developmental nature of our BioSciences Business require that we be characterized as an early-stage company. Our conduct of the BioSciences Business is subject to the risks customarily attending the operations of any early-stage company, including the development of new technologies and products, the assembly and development of production and R&D capabilities, the construction of channels of distribution and the management of rapid growth, as discussed in the following Risk Factors.

WE HAVE A HISTORY OF NET LOSSES, AND MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY.

      While we have, prior to the commencement of our investment in the development of the C1 Host Technology and related C1 Expression System and C1 Screening System, had profitable years, nonetheless, since we began developing the C1 Host Technology in 1998, we have incurred net losses of approximately $23,493,000 through December 31, 2004. Because we intend to accelerate our R&D activities and expand both our sales and marketing and technical support staffs, we expect to have increased levels of net losses and negative cash flow. Whether we achieve profitability, and the size of our net losses prior to that time, will depend, in large part, on the rate of growth, if any, of our Enzyme Business, whether our BioSciences Business is able to generate contract revenues or other revenues and on the level of our expenses. To date, we have derived almost 100% of our revenues from the operations of our Enzyme Business. We do not anticipate material revenues from the operation of the BioSciences Business sooner than 2006. Our Enzyme Business may not be able to penetrate new markets or enjoy the improved profit margins it anticipates, which could materially adversely impact that Business's growth potential and profitability. Revenues from our BioSciences Business are uncertain because our ability to secure future collaboration agreements will depend upon the ability of the BioSciences Business to perfect our C1 Host Technology to address the needs of the pharmaceutical and biotech industries. We expect to spend significant amounts to fund R&D and enhance our core technologies. As a result, we expect that our operating expenses will increase significantly in the near term and, consequently, that we will need to generate significant additional revenues to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

WE COULD FAIL TO MANAGE OUR GROWTH, WHICH WOULD IMPAIR OUR BUSINESS.

      Our business plan contemplates that we will grow at a rapid rate, both in terms of revenues and personnel. It is difficult to manage this rapid growth, and our future success depends on our ability to efficiently and effectively implement:

      o research and product development programs which overcome scientific challenges and develop new products and processes;

      o     sales, marketing, technical service and customer support programs;

      o expansion of our manufacturing operations to appropriate capacity levels consistent with our projected and actual rates of growth;

      o     operational and financial control systems;

      o     recruiting and training programs; and

      o     currency risk management strategies.

Our ability to offer products and services successfully and to implement our business plan in a rapidly evolving global market requires effective planning, reporting and management processes. We expect that we will need to continue to improve our financial and managerial controls, reporting systems and procedures and to expand and train our workforce worldwide. We also need to continue to manufacture our products efficiently and to control or adjust the expenses related to R&D, marketing, sales and general and administrative activities in response to changes in revenues. If we are not successful in efficiently manufacturing our products or managing such expenses, there could be an adverse impact on our earnings and the continued viability of our business.

Risks Specific to Our Enzyme Business

OUR MARKET SHARE GROWTH DEPENDS ON COSTLY NEW PRODUCT INTRODUCTIONS AND MARKET ACCEPTANCE.

      The future success of our Enzyme Business will depend greatly on our ability to continuously and timely develop and introduce new products that address evolving market requirements and are attractive to customers. We are relying on our C1 Expression System and our other proprietary technologies to expand our Enzyme Business product line and improve our gross margins on those products. If we fail to introduce new and innovative products, we could fail to obtain an adequate return on our R&D investments and could lose market share to our competitors, which might be difficult or impossible to regain. Any inability, for technological or other reasons, to develop successfully and introduce new products could reduce our growth rate or otherwise damage our business.

      Further, in the past we have experienced, and we are likely in the future to experience, delays in the development and introduction of products. We may not be able to keep pace with the rapid rate of change in our markets or to develop new products or processes that will meet the requirements of the marketplace or achieve market acceptance. Some of the factors affecting market acceptance of our products include:

      o availability, quality, performance and price as compared to competitive products;

      o     the functionality of new and existing products;

      o the timing of introduction of our products as compared to competitive products;

      o scientists' and customers' opinions of our products' utility and our ability to incorporate their feedback into our future products; and

      o     citation of the products in published research.

The expenses or losses associated with unsuccessful product development activities or lack of market acceptance of our new products could seriously harm our business, financial condition and results of operations.

OUR DEPENDENCE ON CONTRACT MANUFACTURERS COULD HARM OUR BUSINESS.

      Our Enzyme Business currently relies on contract manufacturers for all of its manufacturing. If we require additional manufacturing capacity and are unable to obtain it in sufficient quantity, we may not be able to increase our sales, or may be required to make very substantial capital investments to build that capacity.

      Our manufacturing capabilities, and any current or future arrangements with third parties for these activities, may not be adequate for the successful commercialization of our industrial enzyme products. In the operation of the Enzyme Business, all of our industrial enzymes have over the past decade, and are expected over the foreseeable future to be, produced at the manufacturing facilities of contract manufacturers. As a result, we are dependent upon the performance and plant capacity of third-party manufacturers. We currently use two contract manufacturers, though our agreement with one of those contract manufacturers expires in December 2005 and will not be renewed. Our Enzyme Business, therefore, faces risks of difficulties with, and interruptions in, performance by these third parties of their manufacturing responsibilities, the occurrence of which could adversely impact the launch and/or sales of our products in the future. For example, our principal contract manufacturer, Polfa Tarchomin, S.A., which has been producing a number of our products since 2001 without interruption, has agreed to fund the modernization and expansion of its manufacturing facilities for our benefit. Though we have, in the past, received assurances from this contract manufacturer that it will have available to it the required funding to accomplish this modernization and expansion, if that funding were to be unavailable, and we presently have concerns on this issue, or if that contract manufacturer is otherwise unable to construct the needed modernization and expansion of production capacity, as it is contractually obligated to, our ability to meet our production requirements and growth plans would likely be very negatively affected. We could be forced to:

      o furnish or secure for that contract manufacturer the capital necessary to enable it to expand production capacity to meet our future production needs;

      o find manufacturing capacity from another contract manufacturer, which might be at higher cost to us; or

      o build our own manufacturing facilities, necessitating significant capital expenditures not currently included in our capital spending plans.

      With the imminent termination in December 2005 of our contract manufacturing agreement with our second, and only other, contract manufacturer, all of our production requirements will more than likely be satisfied by the single manufacturing facility operated by our Polish contract manufacturer, leaving us even more vulnerable to a failure of performance by it. In addition, presently certain of our products can only be produced by the contract manufacturer whose contract will terminate in December 2005. While we expect those products to be in production by the Polish contract manufacturer prior to December 2005, our ability to meet our production requirements and growth plans for those products could be negatively affected if Polish governmental authorities were to delay the approval of certain manufacturing processes for genetically engineered microorganisms, or GMOs, that we intend to transfer to the Polish contract manufacturer, or if the Polish contract manufacturer is unable to master production of these additional products.

REGULATIONS MAY LIMIT OR IMPAIR OUR ABILITY TO SELL GENETICALLY ENGINEERED PRODUCTS IN THE FUTURE.

      Our Enzyme Business develops enzyme products using both non-genetically engineered micro-organisms and GMOs. The production and marketing of products derived from GMOs are subject to federal, state, local and foreign governmental regulation. Regulatory agencies administering existing or future regulations or legislation may not allow us to produce and market our products derived from GMOs in a timely manner or under technically or commercially feasible conditions. In addition, regulatory action or private litigation could result in expenses, delays or other impediments to our product development programs or the commercialization of resulting products.

      The U.S. Food and Drug Administration, or FDA, currently applies the same regulatory standards to products made through genetic engineering as those applied to products developed through traditional methodologies. However, genetically engineered products will be subject to premarket review if these products raise safety questions or are deemed to be food additives. Our products may be subject to lengthy FDA reviews and unfavorable FDA determinations if they raise questions, are deemed to be food additives, or if the FDA changes its policy. The European Union, or the EU, has similar regulations regarding the development, production and marketing of products from GMOs. In many cases the regulations are more restrictive than present U.S. regulations. In particular, the EU requires efficacy testing as well as toxicological testing of all enzyme products, including products from non-GMO microorganisms, sold into the animal feed market. The regulatory agencies administering these and future regulations may not allow us to produce and market some products in a timely manner or under technically or commercially feasible conditions.

ALTERNATIVE TECHNOLOGIES MAY DIMINISH THE NEED FOR PRODUCING SOME ENZYMES THE WAY WE DO.

      Many of our enzyme products are produced in fermenters. Some of the product segments we hope to serve may not find it efficient to use the fermenter processes we employ. For example, bio-ethanol and other bio-fuels production represents a considerable market opportunity for enzymes. However, research being conducted within the auspices of major seed producers, U.S. federal government and corn growers association may supplant the need for enzymes produced in fermenters, which is the enzyme production process we currently use.

Risks Specific to Our BioSciences Business

WE MAY FAIL TO COMMERCIALIZE OUR C1 EXPRESSION SYSTEM FOR THE EXPRESSION OF THERAPEUTIC PROTEINS.

      Although our Enzyme Business has developed and sold industrial enzyme products and has used our C1 Expression System to develop such products, our BioSciences Business has not yet completed commercialization of our C1 Expression System for the expression of therapeutic proteins. If our BioSciences Business fails to do this, we may be forced to terminate the BioSciences Business's operations and liquidate it.

      Our BioSciences Business must be evaluated as having the same risks as those inherent in early-stage biotechnology companies because the application of our C1 Expression System to the expression of pre-clinical and clinical quantities of therapeutic proteins is still in development. We may not be able to successfully harness the C1 Expression System to achieve those objectives. Further, we may not be able to expand the capabilities of the C1 Expression System to produce commercial volumes of therapeutic proteins at reasonable costs. Also, even if the BioSciences Business is able to achieve either of those accomplishments, we may not be able to successfully develop the C1 Screening System to serve the functions of gene discovery or the development of new and/or improved protein drugs. Successful development of the C1 Host Technology for these purposes will require significant development and investment, including testing, to prove its efficacy and cost-effectiveness. To date, drug companies have developed and commercialized only a small number of gene-based products in comparison to the total number of drug molecules available in the marketplace. In this connection, we are heavily dependent upon our use of third-party research organizations to assist us in the development of the C1 Host Technology. In general, our experience has been that each step in the process has taken longer and cost more to accomplish then we had originally projected, and we anticipate that this is likely to remain the case with respect to our BioSciences Business' continuing development efforts.

COMMERCIALIZATION OF OUR C1 EXPRESSION SYSTEM FOR THERAPEUTIC PROTEINS DEPENDS ON COLLABORATIONS.

      Commercialization of our C1 Expression System by our BioSciences Business depends on collaborations with other companies. If we are not able to find collaborators in the future, the BioSciences Business may not be able to develop the C1 Expression System or therapeutic protein products. Further, our business model relies on a revenue stream derived from collaboration projects to be conducted with our customers to express laboratory-testing quantities of therapeutic proteins. A large portion of the anticipated financial reward depends on those therapeutic proteins progressing through drug development and into commercially successful drugs. Apart from risks relating to whether our BioSciences Business can capture such customers, or capture them on satisfactory terms, we will have no control over post-collaboration project drug development and commercialization. Further, conflicts could arise between us and our customers or among them and third parties that could discourage or impede the activities of our BioSciences Business.

      Since we do not currently possess the financial resources necessary to develop and commercialize potential drug products that may result from our C1 Expression System, or the resources to complete any approval processes which may be required for these products, we must enter into collaborative arrangements to develop and commercialize drug products. It is expected that these arrangements will be for fixed terms and will expire after a fixed period of time. If they are not renewed or if we do not enter into new collaborative agreements, our revenues will be reduced and our products may not be commercialized.

WE HAVE LIMITED OR NO CONTROL OVER THE RESOURCES THAT ANY COLLABORATOR MAY DEVOTE TO OUR PRODUCTS.

      We have limited or no control over the resources that any collaborator may devote to our products. Any of our future collaborators may not perform their obligations as expected. These collaborators may breach or terminate their agreement with us or otherwise fail to conduct their collaborative activities successfully and in a timely manner. Further, our collaborators may elect not to develop products arising out of our collaborative arrangements or devote sufficient resources to the development, manufacture, market or sale of these products. If any of these events occur, we may not be able to develop our technologies or commercialize our products.

      Potential therapeutic products developed by us or with our customers or collaborators are subject to a lengthy and uncertain regulatory process. If these therapeutic protein products are not approved, we or our customers or collaborators will not be able to commercialize them, and we may not receive the milestone and royalty payments which are based upon the successful advancement of these products through the drug development and approval process.

      The FDA must approve any therapeutic product before it can be marketed in the United States. Before our collaborators can file a new drug application or biologic license application with the FDA, the product candidate must undergo extensive testing, including animal and human clinical trials, which can take many years and require substantial expenditures. Data obtained from such testing are susceptible to varying interpretations which could delay, limit or prevent regulatory approval. In addition, changes in regulatory policy for product approval during the period of product development and regulatory agency review of each submitted new application or product license application may cause delays or rejections.

      Because these products involve the application of new technologies and may be based upon new therapeutic approaches, they may be subject to substantial review by government regulatory authorities and, government regulatory authorities may grant regulatory approvals more slowly for these products than for products using more conventional technologies. While we anticipate that most of our collaborators will have experience submitting an application to the FDA or any other regulatory authority, we have no such experience, and neither we nor any collaborator has yet submitted an application with the FDA or any other regulatory authority for any product candidate generated through the use of our C1 Expression System, nor has the FDA nor any other regulatory authority approved any therapeutic product candidate developed using our C1 Expression System for commercialization in the United States or elsewhere. Our collaborators may not be able to conduct clinical testing or obtain the necessary approvals from the FDA or other regulatory authorities for our products. The regulatory agencies of foreign governments must also approve our therapeutic products before the products can be sold in those other countries.

      Even after investing significant time and expenditures, our collaborators may not obtain regulatory approval for their products. Even if they receive regulatory approval, this approval may entail limitations on the indicated uses for which we can market a product. Further, once regulatory approval is obtained, a marketed product and its manufacturer are subject to continual review, and discovery of previously unknown problems with a product or manufacturer may result in restrictions on the product, manufacturer and manufacturing facility, including withdrawal of the product from the market. In certain countries, regulatory agencies also set or approve prices.

HEALTH CARE REFORM MAY LIMIT OUR PROFITABILITY OR THAT OF OUR CUSTOMERS.

      Our C1 Host Technology is being developed to assist our customers or collaborators in the development of future therapeutic products, including pharmaceutical products. The ability of our collaborators to commercialize pharmaceutical products developed with our C1 Host Technology may depend in part on the extent to which reimbursement for the cost of those products will be available from government health administration authorities, private health insurers and other organizations. Third-party payers are increasingly challenging prices of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and there can be no assurance that adequate third party coverage will be available for any product to enable us to maintain price levels sufficient to realize an appropriate return on our investment in research and product development.

ADVERSE EVENTS IN THE FIELD OF THERAPEUTIC PRODUCTS MAY ADVERSELY AFFECT US OR OUR COLLABORATORS.

      Currently, we are not engaged in developing therapeutic products for our own account, but instead intend to collaborate with drug companies to express therapeutic products requested by them for the ultimate purpose of their development, testing and introduction as new drugs. We may, however, engage in these activities in the future for our own account. If we or our collaborators develop therapeutic products, these products may encounter substantial delays in development and approval due to the government regulation and approval process. Adverse events reported in gene therapy clinical trials may lead to more government scrutiny of proposed clinical trials of therapeutic products, stricter labeling requirements for these products and delays in the approval of other types of products for commercial sale.

      Our C1 Expression System has been tested for use in pulp and paper production, which requires FDA approval as generally regarded as safe, or GRAS, and has generated promising safety and toxicity data for one enzyme. A risk nonetheless exists that the C1 Expression System will produce therapeutic products and enzymes that have safety and toxicity issues associated with them.

      We recently initiated a genomic sequencing project to sequence the genome of our C1 host organism, which we currently expect to be completed in the second quarter of 2005. Our knowledge of the complete genome sequence of our C1 host organism could help to mitigate our risk that there are unexpected safety and toxicity issues associated with our C1 Expression System and facilitate our ability to find and express new genes of bio-therapeutic and other commercial value. However, there can be no assurance that the C1 genome sequencing project will be fully or adequately completed, and until it is successfully completed, we are at a distinct competitive disadvantage to some of our competitors, whose host organisms have been more thoroughly researched and whose genomes have been sequenced.

Risks Applicable to Our Enzyme Business and Our BioSciences Business

REDUCTIONS IN R&D BUDGETS MAY AFFECT THE SALES OF BOTH OF OUR BUSINESSES.

      Our customers include researchers at customers of our Enzyme Business and potential drug company customers of our BioSciences Business. Fluctuations in the R&D budgets of these researchers and their organizations could have a significant effect on the demand for our products. Research and development budgets fluctuate due to changes in available resources, mergers of drug companies, spending priorities and institutional budgetary policies. Our Businesses could be seriously damaged by any significant decrease in life sciences R&D expenditures by these existing and potential customers, academic institutions, government laboratories or private foundations.

CONFLICTS WITH OUR COLLABORATORS COULD HARM OUR BUSINESS.

      An important part of our strategy involves conducting proprietary research programs. We may pursue opportunities in fields that could conflict with those of our collaborators. Moreover, disagreements with our collaborators could develop over rights to our intellectual property. Any conflict with our collaborators could reduce our ability to obtain future collaboration agreements and negatively impact our relationship with existing collaborators, which could reduce our revenues.

      Certain of our collaborators could also become competitors in the future. Our collaborators could develop competing products, preclude us from entering into collaborations with their competitors, fail to obtain timely regulatory approvals, terminate their agreements with us prematurely or fail to devote sufficient resources to the development and commercialization of products. Any of these developments could harm our product development efforts.

      We will either commercialize products resulting from our proprietary programs directly or through licensing to other companies. We have limited experience in manufacturing and marketing products for the pharmaceutical and biotechnology industries. In order for us to commercialize these products directly, we would need to develop, or obtain through outsourcing arrangements, the capability to market and sell these products. We do not have these capabilities, and we may not be able to develop or otherwise obtain the requisite marketing and sales capabilities. If we are unable to successfully commercialize products resulting from our proprietary research efforts, we will continue to incur losses.

PUBLIC VIEWS ON ETHICAL AND SOCIAL ISSUES MAY LIMIT USE OF OUR TECHNOLOGIES AND REDUCE OUR REVENUES.

      Our success will depend in part upon our ability to develop products discovered through our C1 Host Technology. Governmental authorities could, for social or other purposes, limit the use of genetic processes or prohibit the practice of our C1 Host Technology. Ethical and other concerns about our C1 Host Technology, particularly the use of genes from nature for commercial purposes, and products resulting from our technology could adversely affect their market acceptance.

IF THE PUBLIC DOES NOT ACCEPT GENETICALLY ENGINEERED PRODUCTS, OUR PRODUCT DEMAND COULD DECLINE.

      The commercial success of our potential products will depend in part on public acceptance of the use of genetically engineered products including drugs, plants and plant products. Claims that genetically engineered products are unsafe for consumption or pose a danger to the environment may influence public attitudes. Our genetically engineered products may not gain public acceptance in the various industrial, pharmaceutical or biotechnology industries. Negative


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public reaction to genetically modified organisms and products could result in greater government regulation of genetic research and resultant products, including stricter labeling laws or regulations, and could cause a decrease in the demand for our products.

      The subject of genetically modified organisms has received negative publicity in Europe and other countries, which has aroused public debate. The adverse publicity in Europe could lead to greater regulation and trade restrictions on imports of genetically altered products. If similar adverse public reaction occurs in the United States, genetic research and resultant products could be subject to greater domestic regulation and a decrease in the demand for our products could result.

OUR SCIENTIFIC COLLABORATIONS MAY CHANGE, WHICH COULD LIMIT OUR ACCESS TO THEIR EXPERTISE.

      We rely upon the services of a number of research organizations, scientific advisors and collaborators at academic and other institutions. These scientists are not our employees and may have other commitments that would limit their availability to us. Although our scientific advisors generally agree not to perform services on competing technologies, if a conflict of interest between their services for us and their services for another entity were to occur, we might lose their services. Although our scientific advisors and collaborators sign agreements not to disclose our confidential information, it is possible that certain of our valuable proprietary knowledge may become publicly known through them.

TERRORISTS COULD DAMAGE OUR FACILITIES, INTERFERE WITH OUR R&D ACTIVITIES AND CAUSE ECOLOGICAL HARM.

      Activists and terrorists have shown a willingness to injure people and damage physical facilities, equipment and biological materials to publicize or further their ideological causes. Biotechnology companies could be a specific target of certain groups. Our operations and research activities could be adversely impacted depending upon the nature and extent of such acts. Such damage could include disability or death of our personnel, damage to physical facilities that we contract with to perform R&D activities or to manufacture our products, destruction of animals and biological materials, disruption of our communications and data management software used for R&D or destruction of R&D records. Any such damage could delay our R&D projects or the manufacture of our products and decrease our ability to conduct future R&D and to develop future products. Damage caused by activist or terrorist incidents could also cause the release of hazardous materials, including chemicals and biological materials, which could create liabilities for us or damage our reputation in the community. Clean up of any such releases could also be time consuming and costly. Any significant interruptions in our ability to conduct our business operations or R&D activities could reduce our revenue and increase our expenses.

WE COULD SUFFER CLAIMS FROM OUR USE OF HAZARDOUS, RADIOACTIVE OR BIOLOGICAL MATERIALS.

      Our R&D processes involve the controlled use of hazardous materials, including chemicals, radioactive and biological materials. Our operations also produce hazardous waste products. We cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. We could be subject to criminal liability or claims for damages in the event of an improper or unauthorized release of, or exposure of individuals to, hazardous materials. In addition, claimants may sue us for injury or contamination that results from our use or the use by third parties of these materials, and our liability may exceed our total assets. Compliance with these laws and regulations may be expensive, and current or future laws and regulations may impair our research, development, or production efforts, or otherwise be time-consuming and costly. We believe that our current operations comply in all material respects with applicable laws and regulations.

      In addition, our collaborators may work with these types of hazardous materials in connection with our collaborations. To our knowledge, the work is performed in accordance with these laws and regulations. In the event of a lawsuit or investigation, we could be held responsible for any injury caused to persons or property by exposure to, or release of, these hazardous materials. Further, under certain circumstances, we may agree to indemnify our collaborators against damages and other liabilities arising out of development activities or products produced in connection with these collaborations.


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

Other Business Risks That We Face

WE MUST CONTINUALLY OFFER NEW PRODUCTS AND TECHNOLOGIES.

      The industrial enzymes and biotechnology industries are characterized by rapid technological change, and the area of gene research is a rapidly evolving field. Our future success will depend on our ability to maintain a competitive position with respect to technological advances. Rapid technological development by others may result in our products and technologies becoming obsolete.

      Any products that we develop through our C1 Host Technology will compete in highly competitive markets. Many of the organizations competing with us in the markets for such products have greater capital resources, R&D and marketing staffs and facilities and capabilities, and greater experience in obtaining regulatory approvals, manufacturing products and marketing. Accordingly, our competitors may be able to develop technologies and products more easily which would render our technologies and products and those of our collaborators obsolete and noncompetitive. If a competitor develops superior technology or cost-effective alternatives to our products or processes, our business, operating results and financial condition could be seriously harmed. In addition, demand for our products may weaken due to reduction in R&D budgets or loss of distributors, any of which might have an adverse effect on our financial condition.

      The markets for our Enzyme Business's products are, in many cases, very competitive and price sensitive. Our Enzyme Business currently competes with five much larger competitors, each with dominant market positions in segments in which we compete and who, as a group, hold approximately 70% market share in the present industrial enzymes marketplace. Each of these competitors has substantially greater financial, operational, sales and marketing resources than we do and very significant experience in R&D. Further, these competitors may possess other complementary technologies, such as proprietary directed molecular evolution technology, which may be more effective at implementing their technologies to develop commercial products than our complementary technologies implement our C1 Host Technology. Also, some of these competitors have entered into collaborations with leading companies within our Enzyme Business's target markets to produce enzymes for commercial purposes.

      Well-known, and better financed, biotechnology companies offer competing technologies for the same products and services as our BioSciences Business plans to offer using our C1 Host Technology. Customers may prefer existing competing technologies over our C1 Host Technology. Our BioSciences Business also faces, and will continue to face, intense competition from organizations such as large biotechnology companies, as well as academic and research institutions and government agencies that are pursuing competing technologies to enable production of therapeutic and other proteins and bio-molecules of commercial interest at economically viable costs. These organizations may develop technologies that are superior alternatives to our C1 Host Technology. We anticipate that our BioSciences Business will face increased competition as new companies enter our markets and as development of biological products evolves.

WE MAY NEED ADDITIONAL CAPITAL IN THE FUTURE.

      Our future capital requirements will be substantial, particularly if we require significant additional capital to develop manufacturing capacity for our Enzyme Business, completion of the development of our C1 Expression System for our BioSciences Business takes longer or requires greater resources than we had expected, we continue to develop the C1 Expression System to expand its production capabilities to manufacture commercial volumes of therapeutic proteins, we continue to develop a C1 Screening System, or our BioSciences Business develops a number of therapeutic products. Our need for additional capital will depend on many factors, including the financial success of our Enzyme Business, whether our Polish contract manufacturer modernizes and expands its manufacturing facility as it is required to by its contract with us, whether we are successful in obtaining payments from BioSciences Business customers under collaborative agreements, the progress and scope of our collaborative and independent R&D projects performed by our customers and collaboration partners, the effect of any acquisitions of other businesses that we may make in the future, and the filing, prosecution and enforcement of patent claims.

      If our capital resources are insufficient to meet future capital requirements, we will have to raise additional funds to continue the development of our technologies and complete the commercialization of products, if any, resulting from our technologies. If future raises of funds do occur, they may cause dilution of our earnings per share. We may not be able to raise additional funds on terms that are acceptable to us or on any terms whatsoever, or we may be unable to raise sufficient additional capital. If we fail to raise sufficient funds, and our Enzyme Business is unable to generate sufficient levels of profitability, we will have to curtail or cease, or dispose of, one or more of our operations.

WE WILL NEED TO EXPAND OUR EXISTING MARKETING AND SALES RESOURCES.

      While we have recently expanded our marketing and sales functions, our Enzyme Business will need to continue to expand them to achieve our contemplated annual rates of growth and for our BioSciences Business to successfully market the C1 Expression System and our contemplated C1 Screening System. Currently, we rely primarily on our direct sales force for the United States market and contract with professional sales agents and distributors for the international market, including two controlled foreign subsidiaries. Direct salespeople are our employees and are paid a salary plus commissions on sales they make within their assigned territories. Contracted sales agents are paid a base rate of compensation plus commissions on sales they make within their assigned territories. Distributors purchase products from us and then resell our products and services to third parties. Our officers and employees develop and implement our marketing strategy, although we do periodically engage non-employee consultants, acting as independent contractors, to assist us in these efforts.

      Market forces, such as increasing competition, increasing cost pressures on our customers and general economic conditions, may require us to devote more resources to our sales and marketing efforts than we currently contemplate, such as changing the composition of our sales and marketing staff and changing our marketing methods. These changes may result in additional expenses. In addition, we will incur additional salary expenses because we intend to increase our direct sales force. We also may hire direct sales representatives to replace independent sales representatives or distributors that we use. Similarly, if we increase our reliance on marketing consultants to assist us, we will incur greater costs. If we decide to increase our advertising, we will also incur higher sales and marketing costs. Our incurrence of increased costs will make it more difficult for us to operate profitably, and we may not have sufficient funds to support all of these costs.

      If we expand our sales force and increase our marketing activities, we can offer no assurances that those efforts will result in more sales or higher revenue. Also, the increased costs we incur by expanding our sales and marketing resources may not result in greater sales or in higher revenue. Further, even if we increase our spending on sales and marketing, we may not be able to maintain our current level of sales and revenue.

LOSS OF KEY PERSONNEL COULD HURT OUR BUSINESS.

      We are highly dependent on the principal members of our management and scientific staff, the loss of whose services might adversely impact the achievement of our objectives. In addition, recruiting and retaining qualified scientific personnel to perform future R&D work will be critical to our success. We do not currently have sufficient executive management personnel to fully execute our business plan. Although we believe we will be successful in attracting and retaining qualified management and scientific personnel, competition for experienced scientists from numerous companies and academic and other research institutions may limit our ability to do so on acceptable terms. Failure to attract and retain scientific personnel would prevent us from pursuing collaborations or developing our products or core technologies.

      Our planned activities will require additional expertise in specific industries and areas applicable to the products developed through our technologies. These activities will require the addition of new personnel, including management, and the development of additional expertise by existing management personnel. The inability to acquire these services or to develop this expertise could impair the growth, if any, of our business.

      We have already begun to increase and upgrade our accounting staff with the hiring of our Chief Financial Officer, Wayne Moor, and our Director of Financial Reporting, Lisa De La Pointe. We are planning to further increase and upgrade our accounting staff. The inability to add these staff members could impair our financial reporting activities and the functioning of our internal controls over financial reporting. In that event, our business could be impaired due to errors in accounting or reports and possible resulting restatements of previously published financial statements In addition, our directors and senior officers are likely to require that we maintain directors and officers insurance at levels comparable to those of similar sized public companies. We have


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

purchased such directors' and officers' liability insurance. Our efforts to recruit additional directors could be impeded if the amount of insurance coverage is viewed to be insufficient. Further, if we are unable to provide adequate compensation or are unable to maintain sufficient directors and officers insurance coverage, we may not be able to attract or retain key personnel.

      Personnel changes may disrupt our operations. Hiring and training new personnel will entail costs and may divert our resources and attention from revenue-generating efforts. From time to time, we also engage consultants to assist us in our business and operations. These consultants serve as independent contractors, and we, therefore, do not have as much control over their activities as we do over the activities of our employees. Our consultants may be affiliated with or employed by other parties, and some may have consulting or other advisory arrangements with other entities that may conflict or compete with their obligations to us. Inventions or processes discovered by these persons will not necessarily become our property.

INABILITY TO PROTECT OUR TECHNOLOGIES COULD HARM OUR ABILITY TO COMPETE.

      Our success will depend in part on our ability to obtain patents and maintain adequate protection of our other intellectual property for our technologies and products in the United States and other countries. If we do not adequately protect our intellectual property, competitors may be able to practice our technologies and erode our competitive advantage. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting their proprietary rights in these foreign countries. These problems can be caused by, for example, a lack of rules and methods for defending intellectual property rights.

      We hold three issued U.S. patents, including claims that cover the C1 Expression System and various other aspects of the C1 Host Technology, and three international patent applications which expand that coverage and include the C1 Screening System. We also have 57 pending patent applications which we expect, if issued, will also cover various aspects of the C1 Host Technology in addition to the C1 Expression System. The patent positions of biotechnology companies, including our patent position, are generally uncertain and involve complex legal and factual questions. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. We intend to apply for patents covering both our technologies and products as we deem appropriate. However, existing and future patent applications may be challenged and may not result in issued patents. Our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products. Furthermore, others may independently develop similar or alternative technologies or design around our patented technologies. In addition, others may challenge or invalidate our patents, or our patents may fail to provide us with any competitive advantages.

      We rely upon trade secret protection for our confidential and proprietary information. We have taken security measures to protect our proprietary information. These measures may not provide adequate protection for our trade secrets or other proprietary information. We seek to protect our proprietary information by entering into confidentiality agreements with employees, collaborators and consultants. Nevertheless, employees, collaborators or consultants may still disclose our proprietary information, and we may not be able to meaningfully protect our trade secrets. In addition, others may independently develop substantially equivalent proprietary information or techniques or otherwise gain access to our trade secrets.

INTELLECTUAL PROPERTY LITIGATION COULD HARM OUR BUSINESS.

      Our commercial success depends in part on neither infringing patents and proprietary rights of third parties, nor breaching any licenses that we have entered into with regard to our technologies and products. Others have filed, and in the future are likely to file, patent applications covering genes or gene fragments that we may wish to utilize with our C1 Host Technology, our C1 Expression System, our C1 Screening System or products or systems that are similar to products developed with the use of our C1 Host Technology. If these patent applications result in issued patents and we wish to use the claimed technology, we would need to obtain a license from the third party.

      Third parties may assert that we are employing their proprietary technology without authorization. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes these patents. We


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

could incur substantial costs and diversion of management and technical personnel in defending ourselves against any of these claims or enforcing our patents or other intellectual property rights against others. Furthermore, parties making claims against us may be able to obtain injunctive or other equitable relief which could effectively block our ability to further develop, commercialize and sell products, and could result in the award of substantial damages against us. If a claim of infringement against us is successful, we may be required to pay damages and obtain one or more licenses from third parties. We may not be able to obtain these licenses at a reasonable cost, if at all. In that event, we could encounter delays in product commercialization while we attempt to develop alternative methods or products. Defense of any lawsuit or failure to obtain any of these licenses could prevent us from commercializing available products.

      Further, the taxonomic classification of our C1 host organism was determined using classical morphological methods. More modern taxonomic classification methods have indicated that our C1 host organism will be reclassified as a different genus and species. Some of the possible species that the C1 host could be reclassified as could be the subject of patent rights owned by others. We believe, based on our evaluation of the relevant field of science and our discussions with our consulting professionals, that any such patent rights would be invalid, and were litigation over the issue to ensue, we believe we should prevail. If we did not prevail, to settle any such litigation or pre-litigation claims, we could be required to enter into a cross-licensing arrangement, pay royalties or be forced to stop commercialization of some of our activities.

      We do not fully monitor the public disclosures of other companies operating in our industry regarding their technological development efforts. If we did evaluate the public disclosures of these companies in connection with their technological development efforts and determined that they violated our intellectual property or other rights, we would anticipate taking appropriate action, which could include litigation. However, any action we take could result in substantial costs and diversion of management and technical personnel. Furthermore, the outcome of any action we take to protect our rights may not be resolved in our favor or may not be resolved for a lengthy period of time.

WE MAY BE SUED FOR PRODUCT LIABILITY.

      We may be held liable if any product we develop, or any product which is made with the use or incorporation of, any of our technologies, causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing or sale. These risks are inherent in the development of chemical, agricultural and pharmaceutical products. While we maintain product liability insurance, it may not fully cover our potential liabilities. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of products developed by us or our collaborators. If we are sued for any injury caused by our products, our liability could exceed our total assets.

INTERNATIONAL UNREST OR FOREIGN CURRENCY FLUCTUATIONS COULD ADVERSELY AFFECT OUR RESULTS.

      International revenues accounted for approximately 87% and 86% of our net sales in 2003 and 2004, respectively. Our key international markets are the European Union, Hong Kong, the Peoples Republic of China and India. Our international sales are made through international distributors and their wholly owned subsidiaries, including our Asian subsidiary, and direct to end-user plants with payments to us, in many cases, denominated in currencies other than U.S. dollars. In the conduct of our business, in a number of instances, we are required to pay our obligations in currencies other than U.S. dollars. Accordingly, we are exposed to changes in currency exchange rates with respect to our international sales and payment obligations. We experienced currency losses in 2003 and 2004 in the amounts of $236,200 and $213,471, respectively.

      Fluctuations in currency exchange rates have in the past and may in the future negatively affect our ability to price competitively against products denominated in local currencies. Also, changes in foreign currency exchange rate may have an adverse effect on our financial position and results of operations as expressed in U.S. dollars. Our management monitors foreign currency exposures and may, in the ordinary course of business, enter into foreign currency forward contracts or options contracts related to specific foreign currency transactions or anticipated cash flows. We do not hedge, and have no current plans to hedge in the future, the translation of financial statements of consolidated subsidiaries whose local books and records are maintained in foreign currency.


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      The imposition of duties or other trade barriers, trade embargoes, acts of terrorism, wars and other events outside our control may adversely affect international commerce and impinge on our ability to manufacture, transport or sell our products in international markets.

BUSINESS INTERRUPTIONS COULD KEEP US FROM DEVELOPING OUR PRODUCTS AND INCREASING OUR REVENUES.

      Natural or man-made disasters, such as fires, earthquakes, hurricanes, power losses, telecommunications failures, terrorist attacks, military operations and other events beyond our control may interrupt our operations. We do not have a detailed disaster recovery plan. In addition, we may not carry sufficient business interruption insurance to compensate us for losses that may occur and any losses or damages we incur could have a material adverse effect on our cash flows and success as an overall business.

THERE MAY BE MATERIAL WEAKNESSES OR SIGNIFICANT DEFICIENCIES THAT WE HAVE NOT YET IDENTIFIED.

      During the course of its review of our financial statements for the nine months ended September 30, 2004, but subsequent to the completion of the audit of, and the issuance of an unqualified report on our financial statements for the year ended December 31, 2003, Ernst & Young LLP, our independent registered public accounting firm, reported to our board of directors and management that it had identified a significant deficiency it considered to be a material weakness in our internal controls over financial reporting under standards established by the Public Company Accounting Oversight Board, which became applicable to us on October 29, 2004 when the Merger with CCP Worldwide, Inc. was completed. As a consequence, our consolidated financial statements as of and for the year ended December 31, 2003, which had not previously been filed with the Securities and Exchange Commission, have been restated. The reported material weakness related to the recording of foreign currency denominated revenue, inventory purchasing and research and development expenditure transactions during 2003 and through September 30, 2004. In the fourth quarter of 2004 and the first quarter of 2005, our management and our Board of Directors took the following steps to remediate this material weakness: trained the appropriate accounting employees on foreign currency denomination in accordance with GAAP, improved controls with respect to the recording of foreign currency transactions, and hired a Chief Financial Officer and Director of Financial Reporting to deal with accounting issues and to prepare the Company's financial statements.

      The process of designing and implementing effective internal controls and procedures is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. The effectiveness of the steps that we take to improve the reliability of our financial statements will be subject to continued management review supported by confirmation and testing as well as board and audit committee oversight. We cannot assure you that we will not in the future identify material weaknesses or significant deficiencies in our internal control over financial reporting under standards established by the Public Company Accounting Oversight Board that we have not discovered to date. In general, reportable conditions are significant deficiencies in our internal controls that could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements. A material weakness is a reportable condition in which our internal controls do not reduce to a low level the risk that undetected misstatements caused by error or fraud may occur in amounts that are material to our audited consolidated financial statements. If any such significant deficiency or material weakness were to exist, we may not be able to prevent or detect a material misstatement of our annual or interim consolidated financial statements. We are taking steps to strengthen control processes in order to identify and rectify past accounting errors and to prevent the situations that resulted in the need to restate prior period financial statements from recurring.

      Beginning with the year ending December 31, 2006, pursuant to Section 404 of the Sarbanes-Oxley Act, our management will be required to deliver a report that assesses the effectiveness of our internal control over financial reporting, and we will be required to deliver an attestation report of our independent registered public accounting firm on our management's assessment of and operating effectiveness of internal controls. Before then, we must complete documentation of our internal control system and financial processes, information systems, assessment of their design, remediation of control deficiencies identified in these efforts and management testing of the design and operation of internal controls. An inability to complete and document this assessment could result in a scope limitation qualification or a scope limitation disclaimer by our independent registered public accounting firm on their attestation of our internal controls. In addition, if a material weakness were identified with respect to our internal control over financial reporting, we would not be able to conclude that our internal controls over financial reporting were effective, which could result in the inability of our independent registered public accounting firm to deliver an unqualified report, or any report, on our internal controls. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

WE ARE DEPENDENT ON SEVERAL KEY CUSTOMERS.

      Although there were no customers that accounted for more than 10% of the Company's net sales in 2004, sales to certain customers accounted for 10% or more of the Company's net sales for the year ended December 31, 2003.

Risks Related to Our Common Stock

CURRENTLY OUR COMMON STOCK IS NOT LISTED ON A NATIONAL SECURITIES EXCHANGE OR ON NASDAQ, WHICH ADVERSELY AFFECTS ITS LIQUIDITY.

      Bid and ask prices for our common stock are quoted on the Over-the-Counter Bulletin Board under the symbol "DYAD.OB." Not having our common stock listed on a national securities exchange or on the NASDAQ National Market or the NASDAQ Small Cap Market likely reduces the liquidity of our shares. Although we have begun the process of becoming listed on the American Stock Exchange, there is no assurance as to when or if that listing will occur. We believe that having our common stock listed on the American Stock Exchange will result in lower price volatility and more efficient execution of buy and sell orders than what we have experienced on the Over-the-Counter Bulletin Board. Prior to the consummation of the Merger, we had no reported trading volume in our common stock. Since then, we have had sporadic reported trading in our shares. As a result of this lack of trading activity, the quoted price for our common stock on the Over-the-Counter Bulletin Board is not necessarily a reliable indicator of its fair market value. Further, if we cease to be quoted, holders would find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our common stock, and the market value of our common stock would likely decline.

SECURITIES OF BIOTECHNOLOGY COMPANIES ARE OFTEN VOLATILE.

      The trading prices of biotechnology company stocks in general tend to experience extreme price fluctuations. The valuations of many biotechnology companies without consistent product revenues and earnings are extraordinarily high based on conventional valuation standards such as price to earnings and price to sales ratios. These trading prices and valuations may not be sustained. Any negative change in the public's perception of the prospects of biotechnology companies could depress our stock price regardless of our results of operations if a trading market for our stock develops. Other broad market and industry factors may decrease the trading price of our common stock, regardless of our performance. Market fluctuations, as well as general political and economic conditions such as war, recession or interest rate or currency rate fluctuations, also may decrease the trading price of our common stock. In addition, our stock price could be subject to wide fluctuations in response to factors including, but not limited to, the following:

      o announcements of new technological innovations or new products by us or our competitors;

      o     changes in financial estimates by securities analysts;

      o     conditions or trends in the biotechnology industry;

      o     changes in the market valuations of other biotechnology companies;

      o developments in domestic and international governmental policy or regulations;

      o announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

      o developments in patent or other proprietary rights held by us or by others;

      o     loss or expiration of our intellectual property rights;

      o     lawsuits initiated by or against us;

      o     period-to-period fluctuations in our operating results;

      o future royalties from product sales, if any, by our strategic partners; and

      o     sales of our common stock or other securities in the open market.

In the past, stockholders have often instituted securities class action litigation after periods of volatility in the market price of a company's securities. If a stockholder files a securities class action suit against us, we would incur substantial legal fees and our management's attention and resources would be diverted from operating our business to respond to the litigation.

A SIGNIFICANT NUMBER OF OUR SHARES WILL BECOME ELIGIBLE FOR SALE IN THE NEAR FUTURE.

      7,950,471 shares, or approximately 36% of our outstanding shares, are subject to restrictions on transfers set forth in lock-up agreements between their holders and us. Under these lock-up agreements, 1,180,510 shares will be released from restriction after July 28, 2005 and the remainder of the restricted shares will be released from the lock-up agreements after January 28, 2006. We may, with the consent of the placement agents who assisted us in the completion of our most recent private placement of common stock, also elect to waive the lock-up agreement restrictions as to any resale of these restricted shares. The release of shares from lock-up agreements may have a negative impact on our stock price if the released shares are sold by the holders. A reduced market price for our shares could make it more difficult to raise funds through future offerings of common stock.

WE MAY BE SUBJECT TO THE SEC'S PENNY STOCK RULES.

      Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain rules adopted by the SEC. Penny stocks generally are equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the Nasdaq Stock Market if current price and volume information with respect to transactions in such securities is provided by the exchange or system. The rules require that a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in connection with the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the liquidity of penny stocks. If our securities become subject to the penny stock rules, holders of our shares of common stock may find it more difficult to sell their securities.

OUR OPERATING RESULTS AND THE MARKET PRICE OF STOCK COULD BE VOLATILE.

      Our quarterly operating results have fluctuated in the past and are likely to do so in the future. These fluctuations could cause our stock price to fluctuate significantly or decline. Some of the factors which could cause our operating results to fluctuate include:

      o expiration of research contracts with collaborators, which may not be renewed or replaced;

      o the success rate of our discovery efforts leading to milestones and royalties;

      o the timing and willingness of collaborators to commercialize our products which would result in royalties;

      o general and industry specific economic conditions, which may affect our collaborators' R&D expenditures;

      o the adoption and acceptance of our industrial enzymes and other products by customers of our Enzyme Business;

      o the adoption and acceptance of our C1 Host Technology, C1 Expression System and C1 Screening System by biotechnology and pharmaceutical companies being marketed to by our BioSciences Business;

      o the introduction by our competitors of new industrial enzyme products or lower prices of existing products to our Enzyme Business's customers;

      o the introduction by our competitors of new expression technologies competitive with our C1 Expression System; and

      o disruption in our manufacturing capacity or our failure to bring on additional manufacturing capacity required to meet our projected growth.

      A large portion of our expenses are relatively fixed, including expenses for facilities, equipment and personnel. Accordingly, if revenues decline or do not grow as anticipated due to expiration of research contracts or government research grants, failure to obtain new contracts or other factors, we may not be able to correspondingly reduce our operating expenses. In addition, we plan to significantly increase operating expenses in 2005. Failure to achieve anticipated levels of revenues could, therefore, significantly harm our operating results for a particular fiscal period.

      Due to the possibility of fluctuations in our revenues and expenses, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. Our operating results in some quarters may not meet the expectations of stock market analysts and investors. In that case, our stock price would probably decline.

WE DO NOT EXPECT TO PAY DIVIDENDS IN THE FUTURE.

      We have never paid cash dividends on our stock and do not anticipate paying cash dividends on our stock in the foreseeable future. The payment of dividends on our shares, if ever, will depend on our earnings, financial condition and other business and economic factors affecting us at such time as the board of directors may consider relevant. If we do not pay dividends, our stock may be less valuable because a return on investment will only occur if and to the extent that our stock price appreciates, and if the price of our stock does not appreciate, then there will be no return on investment.

OUR ANTI-TAKEOVER DEFENSE PROVISIONS MAY DETER POTENTIAL ACQUIRERS AND DEPRESS OUR STOCK PRICE.

      Certain provisions of our certificate of incorporation, bylaws and Delaware law, as well as certain agreements we have with our executives, could be used by our incumbent management to make it substantially more difficult for a third party to acquire control of us. These provisions include the following:

      o we may issue preferred stock with rights senior to those of our common stock;

      o     we have a classified Board of Directors;

      o     action by written consent by stockholders is not permitted;

      o our Board of Directors has the exclusive right to fill vacancies and set the number of directors;

      o     cumulative voting by our stockholders is not allowed; and

      o we require advance notice for nomination of directors by our stockholders and for stockholder proposals.

      These provisions may discourage certain types of transactions involving an actual or potential change in control. These provisions may also limit our stockholders' ability to approve transactions that they may deem to be in their best interests and discourage transactions in which our stockholders might otherwise receive a premium for their shares over the then current market price.

WE HAVE CONTROLLING STOCKHOLDERS.

      Our officers, directors and principal stockholders together control approximately 46.7% of our outstanding common stock. Our founder and chief executive officer, Mark Emalfarb, through a trust of which he is the trustee and beneficiary, the Mark A. Emalfarb Trust, owns approximately 25% of our outstanding common stock. Further, the Francisco Trust, whose beneficiaries are the spouse and descendants of Mark Emalfarb, owns approximately 20% of our outstanding common stock, while friends and relatives of Mr. Emalfarb, who are not officers, directors, or principal stockholders, own approximately an additional 5% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to exert a significant degree of influence over our management and affairs and over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of us and might affect the market price of our shares, even when a change may be in the best interests of all stockholders. Moreover, the interests of this concentration of ownership may not always coincide with our interests or the interests of other stockholders, and, accordingly, they could cause us to enter into transactions or agreements which we would not otherwise consider.

WE ARE INDEBTED TO OUR LARGEST STOCKHOLDERS.

      As of December 31, 2004, we owed the Mark A. Emalfarb Trust and the Francisco Trust an aggregate indebtedness of approximately $4.0 million, under three separate promissory notes. In connection with the transactions completed in late October 2004, the Mark A. Emalfarb Trust cancelled $1,225,000 of the indebtedness represented by a promissory note in exchange for the issuance of shares of common stock and warrants, and we extended the maturity date of the remaining indebtedness to the Mark A. Emalfarb Trust and the Francisco Trust. All of our assets are mortgaged or pledged to secure the indebtedness owed the Mark A. Emalfarb Trust and the Francisco Trust. If we were unable to generate sufficient cash flow or otherwise obtain funds necessary to pay this indebtedness when due, we would be in default, and these debt holders would have the right to foreclose on their liens and security interests that secure the defaulted debt. Because the Mark A. Emalfarb Trust and the Francisco Trust are our largest stockholders and have a conflict in interest in their dealings with us with respect to these loans, we expect that they will take into account their investments in us and any duties that they may have to us when deciding whether to pursue their default remedies and that they would attempt to work out an acceptable payment arrangement for their debts. However, there is a risk that, due to changes in circumstances or for other reasons currently unknown to us, the Mark A. Emalfarb Trust and the Francisco Trust may elect to exercise their default remedies rather than work out a solution that is in our best interests. Further, not only is this indebtedness evidenced by promissory notes that are transferable by their holders, but we could decide to refinance this indebtedness through similar secured borrowings from banks or other commercial lenders. Any transferee or new lender, no longer constrained by the stockholder interests of the Mark A. Emalfarb Trust and the Francisco Trust, may not have the same attitude about any failure on our part to meet our binding repayment obligations as the Mark A. Emalfarb Trust and the Francisco Trust might.

WE ARE EXPOSED TO POTENTIAL RISKS RESULTING FROM NEW REQUIREMENTS THAT WE EVALUATE DISCLOSURE CONTROLS UNDER SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002.

      We are evaluating our internal controls in order to allow management to report on, and our independent registered certified public accounting firm to attest to, our internal controls, as required by Section 404 of the Sarbanes-Oxley Act of 2002. We may encounter unexpected delays in implementing the requirements relating to internal controls; therefore, we cannot be certain about the timing of completion of our evaluation, testing and remediation actions or the impact that these activities will have on our operations since there is no precedent available by which to measure the adequacy of our compliance. We also expect to incur additional expenses and diversion of management's time as a result of performing the system and process evaluation, testing and remediation required in order to comply with the management certification and independent registered certified public accounting firm attestation requirements. If we are not able to timely comply with the requirements set forth in Section 404, we might be subject to sanctions or investigation by regulatory authorities. Any such action could adversely affect our business and financial results. The requirement to comply with Section 404 of the Sarbanes-Oxley Act of 2002 will become effective for our fiscal year ending December 31, 2006.

      In addition, in our system of internal controls, we may rely on the internal controls of third parties. In our evaluation of our internal controls, we will consider the implication of our reliance on the internal controls of third parties. Until we have completed our evaluation, we are unable to determine the extent of our reliance on those controls, the extent and nature of the testing of those controls, and remediation actions necessary where that reliance cannot be adequately evaluated and tested.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

      As of April 8, 2005, there were 22,241,105 shares of Dyadic common stock outstanding with approximately 203 stockholders of record. The closing bid price quoted on the Over-the-Counter Bulletin Board for the Company's Common Stock at April 8, 2005 was $2.85. The Company currently trades under the symbol "DYAD.OB".

      No bid or ask information or public trades were reported with respect to the Company's shares prior to the Merger consummated on October 29, 2004. As a result, the range of high and low bid information for shares of the Company's common stock for each full quarterly period within the two most recent fiscal years is not available. The following table sets forth the high and low bids for Dyadic common stock for the period indicated as reported by the OTC Bulletin Board System:

QUARTER ENDED                                      2004 SALES PRICE
                                           ---------------------------------
                                              HIGH                     LOW
                                           ---------------------------------
December 31(October 29 to December 31, 2004) $7.35                   $5.95

      As of March 31, 2005, the high sales price for the first quarter of 2005 was $6.50, while the low for the quarter was $2.75. These bids represent prices quoted by broker-dealers on the OTC Bulletin Board System. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

      The transfer agent for the Company's common stock is Continental Stock Transfer & Trust Company and its address is 17 Battery Place, New York, New York 10004-1123.

Equity Compensation Plan Information

      The following table provides information regarding the status of the Company's existing equity compensation plans at December 31, 2004.

                                         NUMBER OF SECURITIES TO          WEIGHTED-AVERAGE               NUMBER OF SECURITIES
             PLAN CATEGORY               BE ISSUED UPON EXERCISE          EXERCISE PRICE OF            REMAINING AVAILABLE FOR
             -------------               OF OUTSTANDING OPTIONS,         OUTSTANDING OPTIONS,               FUTURE ISSUANCE
                                           WARRANTS AND RIGHTS           WARRANTS AND RIGHTS                ---------------
                                           -------------------           -------------------
Equity compensation plans
approved by security                          750,000                        $   4.08                         4,383,823(2)
holders (1)

Equity compensation plans
not approved by security
holders                                            --                           --                                   --

Total                                         750,000                        $   4.08                         4,383,823(2)

(1) Consists of Dyadic International, Inc. 2001 Equity Compensation Plan, which the Company assumed in connection with the Merger consummated on October 29, 2004.

(2) Excludes 18,624 shares that were awarded to Dyadic-Florida employees under the Dyadic International, Inc. 2001 Equity Compensation Plan in 2004.

      THE COMPANY HAS FILED A PROXY STATEMENT (THE "PROXY STATEMENT") WITH THE SECURITIES AND EXCHANGE COMMISSION AND IS IN THE PROCESS OF DISTRIBUTING THE PROXY STATEMENT TO ITS STOCKHOLDERS. THE PROXY STATEMENT IS AVAILABLE ON THE INTERNET AT HTTP://EDGAR.SEC.GOV. SET FORTH BELOW IS CERTAIN INFORMATION DERIVED FROM THE PROXY STATEMENT. THE PROXY STATEMENT IS NOT INCORPORATED INTO THIS PROSPECTUS SUPPLEMENT.

BOARD OF DIRECTORS

      Our Board of Directors is divided into three classes as nearly equal in number as possible. The members of each class of directors serve staggered three-year terms. Two new directors have been elected to fill new positions on the Board since the date of the prospectus. Currently, the Board is composed of the following five individuals:

      Class                 Directors                    Term Expiration
      -----                 ---------                    ---------------

      Class I               Richard J. Berman            2005 Annual Meeting
      Class I               Robert B. Shapiro            2005 Annual Meeting
      Class II              Stephen J. Warner            2006 Annual Meeting
      Class II              Harry Z. Rosengart           2006 Annual Meeting
      Class III             Mark A. Emalfarb             2007 Annual Meeting

The Proxy Statement solicits proxies for, among other things, the election of Messrs. Berman and Shapiro at the 2005 Annual Meeting of Stockholders.

Set forth below is new information concerning the business experience of the new members of the Board and updated information in the case of prior members of the Board.

CLASS I DIRECTORS WHOSE TERM WILL EXPIRE IN 2005

      RICHARD J. BERMAN. Mr. Berman was appointed as a director of the Company on January 11, 2005, and acts as the Company's "Lead Director." In that capacity, he is responsible for meeting regularly with our Chairman of the Board and Chief Executive Officer to review monthly financials, agenda and minutes of committee meetings and pertinent Board issues, presiding, if requested by the Board, as chairman of any of the committees of the Board and presiding at any meetings of the independent and nonemployee directors. He currently serves as Chairman of National Investment Managers, Inc., a public financial services company, and one private company, a human resources services company that delivers its services over the internet. From 1998 to 2000, Mr. Berman served as Chairman and CEO of Internet Commerce Corporation. Over the course of his career, he has worked with several investment banking firms and has extensive experience in venture capital, management and mergers and acquisitions. He has also served as a director in the past for numerous companies. His last investment banking firm position was with Bankers Trust Company from 1975 to 1982, where he served as Senior Vice President and head of the Merger and Acquisition Department and Equity Investment Department. Since 1980, he has been a private investor in real estate developments, and currently owns seven commercial or office properties located in New York City. Currently, he is a director of five other public companies - International Microcomputer Software, Inc., Internet Commerce Corporation, MediaBay, Inc., NexMed, Inc. and GVI Security Solutions Inc. He is a past director of the Stern School of Business of New York University, from which he received B.S. and M.B.A. degrees. He also has U.S. and foreign law degrees from Boston College and The Hague Academy of International Law.

      ROBERT B. SHAPIRO. During the past five years, Mr. Shapiro has served as a member of the Board of Directors of the New York Stock Exchange (on which he still serves), Citigroup, Inc. and Rockwell International, as Chairman of Pharmacia Corporation's Board of Directors and, prior to its merger with Phamacia & Upjohn, as Chairman and Chief Executive Officer of Monsanto Company (1995 through 2001). Prior to becoming the Chairman and Chief Executive Officer of Monsanto, Mr. Shapiro served in various executive capacities with Monsanto from 1985, and with G.D. Searle & Company, a diversified electronics company, first as its general counsel (1972 through 1982), and then as President of its newly formed NutraSweet Group (1982 to 1985). Mr. Shapiro is a 1959 graduate of Harvard College and a 1962 graduate of Columbia University School of Law.

CLASS II DIRECTORS WHOSE TERM WILL EXPIRE IN 2006

      STEPHEN J. WARNER. Mr. Warner, age 65, has served as a director of the Company since October 2004, and as a member of the Board of Directors of the Company's wholly-owned subsidiary, Dyadic International (USA), Inc., a Florida corporation ("Dyadic-Florida"), since August 15, 2004. Mr. Warner currently is the managing member of Bioform LLC, a newly established Florida-based venture capital fund. Mr. Warner also serves as chairman of Maxim TEP, Inc., a private energy company in Houston, Texas, and is a director of UCT Coatings Inc., a private metal finishing technology company in Stuart, Florida. Mr. Warner has over 25 years of venture capital experience. In 1981, Mr. Warner founded Merrill Lynch Venture Capital Inc., a wholly-owned subsidiary of Merrill Lynch & Co. Inc. in New York and served as its President and Chief Executive Officer from 1981 to 1990. Under his leadership, Merrill Lynch Venture Capital managed over $250 million and made over 50 venture capital investments. In 1999, Mr. Warner co-founded, and became Chairman and CEO, of Crossbow Ventures Inc., a private equity fund that invests in early and expansion stage technology companies primarily located in Florida and the Southeast, with over 20 venture capital investments in Florida. Mr. Warner earned a B.S. degree from the Massachusetts Institute of Technology and an MBA from the Wharton School of Business, University of Pennsylvania.

      HARRY Z. ROSENGART. Mr. Rosengart, age 55, was appointed to our Board on April 26, 2005. During the past five years, Mr. Rosengart has served (and currently serves) as the President and CEO of HK & Associates, an investment and consulting firm which provides advice to small and medium-sized life sciences companies. Mr. Rosengart is a founder of several privately held companies, including: LigoChem, Inc., a DNA\RNA and macromolecule bioseparations company founded in 1995, of which he is a former President and CEO and a current member of its board of directors; SunPharm Corporation, a polyamine based anti-cancer drug development-stage company founded in 1991, of which he is a former COO, CFO and member of its board of directors; and Syncom Pharmaceuticals, Inc, a contract sales force organization founded in 1991, of which he has had a variety of interim positions and served on its board of directors. Between 1981 and 1990, Mr. Rosengart spent almost 10 years as a banker and investment banker with the Chase Manhattan Bank, NA focused on the pharmaceutical and chemical industries. Prior to joining Chase Manhattan Bank, Mr. Rosengart spent over 10 years with several pharmaceutical and muntinational chemical companies in various managerial positions. Mr. Rosengart holds a B.S. in Chemical Engineering and an MBA from Rutgers University.

CLASS III DIRECTORS WHOSE TERM WILL EXPIRE IN 2007

      MARK A. EMALFARB. Mr. Emalfarb, age 50, has served as a director of the Company and its Chairman, President and Chief Executive Officer since October 2004 and as the President and member of the Board of Directors of Dyadic-Florida since its inception. Since founding Dyadic-Florida in 1979, Mr. Emalfarb has successfully led and managed the evolution of Dyadic-Florida -- from its origins as a pioneer and leader in providing ingredients used in stone-washing of blue jeans -- to the discovery, development, manufacturing and commercialization of specialty enzymes used in various industrial applications and the development of the C1 Expression System. Mr. Emalfarb is an inventor of over 25 U.S. and foreign biotechnology patents and patent applications resulting from discoveries related to Dyadic-Florida's proprietary C1 microorganism, and has been the architect behind its formation of several strategic R&D, manufacturing and marketing relationships with U.S. and international partners. Mr. Emalfarb earned a B.A. degree from the University of Iowa.

BOARD COMMITTEES

      In January 2005, the Board established three committees: the Audit Committee, the Nominating Committee and the Compensation Committee. These committees were constituted to assist the Board in carrying out its duties. In particular, these committees will work on key issues in greater detail than would be practical at a full meeting of the Board. Each committee reviews the results of its meetings with the full Board. Each of the committees has a written charter which can be found on the Company's website at www.dyadic-group.com. Currently, Messrs. Warner and Berman are the sole members of each of the three committees. Mr. Berman, as Lead Director, serves as the Chairman of each committee.

The Audit Committee

      The Audit Committee's functions include: reviewing with our independent registered public accounting firm and management the Company's unaudited quarterly financial statements, the Company's audited annual financial statements and independent registered public accounting firm's opinion; reviewing and maintaining direct oversight of the plan, scope and results of the audit by the independent registered public accounting firm; reviewing and approving all professional services performed and related fees charged by the independent registered public accounting firm; being solely responsible for the retention or replacement of the registered independent public accounting firm; monitoring the adequacy of the Company's accounting and financial policies, internal controls, disclosure controls and procedures, reporting systems and filings with the SEC; and reviewing and updating our code of business ethics and monitoring compliance therewith. The Audit Committee was organized in January 2005. The Board has adopted a written charter for the Audit Committee, a copy of which is attached as Appendix A to the Proxy Statement.

      The Board of Directors has determined that the Audit Committee's current member composition satisfies (i) the corporate governance rules of the American Stock Exchange ("AMEX") that govern audit committee composition for small business issuers listed on AMEX, including the requirement that all audit committee members be able to read and understand fundamental financial statements and be "independent directors" as that term is defined by Section 121 of the AMEX rules, and (ii) the independence standards under the SEC regulations relating to audit committee members. The Company has applied to list its common stock for trading with AMEX. Additionally, the SEC's rules require the Company to disclose whether it has at least one member of the Audit Committee that meets the SEC's definition of an "audit committee financial expert" based on past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. Richard Berman and Stephen Warner have been determined by the Board of Directors to be "audit committee financial experts."

The Compensation Committee

      The Compensation Committee's functions include: reviewing and approving, on an annual basis, the corporate goals and objectives relevant to the compensation of the Chief Executive Officer and other senior executive officers of the Company; evaluating their performance in light of these goals and objectives; making recommendations with respect to and, together with the other independent members of the Board of Directors, determining and approving the compensation of the Chief Executive Officer of the Company based upon the foregoing evaluation of his performance; making recommendations to the Board of Directors with respect to the establishment or amendment of incentive-compensation plans and equity-based plans; and determining and approving the compensation of the other senior executive officers of the Company based upon the recommendations of, and in consultation with, the Chief Executive Officer. The Compensation Committee was organized in January 2005.

      The Board of Directors has determined that the Compensation Committee's current member composition satisfies the AMEX rule that governs compensation committee composition for companies listed on AMEX, including the requirement that all compensation committee members be "independent directors" as that term is defined by Section 121 of the AMEX rules.

The Nominating Committee

      The Nominating Committee's functions include: establishing criteria for the selection of new directors to serve on the Board of Directors; identifying individuals believed to be qualified as candidates to serve on the Board of Directors; recommending for selection by the Board of Directors the candidates for all directorships to be filled by the Board of Directors or by the stockholders at an annual or special meeting; reviewing the Board of Director's committee structure and recommending to the Board of Directors the directors to serve on the committees of the Board; recommending members of the Board of Directors to serve as the respective Chairs of the committees of the Board of Directors; developing and recommending to the Board of Directors, for its approval, an annual self-evaluation process of the Board of Directors and its committees and, based on those results, making recommendations to the Board of Directors regarding those Board processes; and performing any other activities consistent with the Committee's Charter, the Company's Bylaws and governing law as the Committee or the Board of Directors deems appropriate. The Nominating Committee was organized in January 2005.

      The Nominating Committee does not currently have any formal minimum qualification requirements that must be met by a nominee for a position on the Board of Directors. In the fulfillment of their responsibilities to identify and recommend to the Board of Directors individuals qualified to become board members, the members of the Nominating Committee will take into account all factors they consider appropriate, which may include experience, accomplishments, education, understanding of the business and the industries in which the Company operates, specific skills, general business acumen and the highest personal and professional integrity. Generally, the members of the Nominating Committee will first consider current Board members because they meet the criteria listed above and possess knowledge of the Company, its history, strengths, weaknesses, goals and objectives.

      The Nominating Committee currently has no fixed process for identifying new nominees for election as a director, thereby retaining the flexibility to adapt its process to the circumstances. The Nominating Committee has the ability, if it deems it necessary or appropriate, to retain the services of an independent search firm to identify new director candidates. The Nominating Committee has determined that it will give consideration to any potential candidate proposed by a member of our Board or senior management. Any non-incumbent director so proposed will be personally interviewed by at least one member of the Nominating Committee and the Chief Executive Officer and their assessment of his or her qualifications will be provided to the full Nominating Committee.

      Our policy and procedures regarding securityholder recommended candidates for director are contained in the charter of the Nominating Committee. The Nominating Committee may consider for inclusion in its nominations for new directors any candidates recommended by stockholders, but must consider any candidate for director recommended by (i) any stockholder beneficially owning more than 5% of the Company's outstanding common stock for at least one year as of the date the recommendation was made or (ii) a group of stockholders that beneficially owned, in the aggregate, more than 5% of the Company's outstanding common stock, with each of the shares used to calculate that ownership held for at least one year as of the date the recommendation was made. The Nominating Committee will consider the candidate based on the same criteria established for selection of director nominees generally. The Nominating Committee reserves the right to reject any candidate in its discretion, including, without limitation, rejection of a candidate who has a special interest agenda other than the best interests of the Company and its stockholders, generally.

      The Board of Directors has determined that the Nominating Committee's current member composition satisfies the AMEX rule that governs nominating committee composition for companies listed on AMEX, including the requirement that all nominating committee members be "independent directors" as that term is defined by Section 121 of the AMEX rules.

DIRECTOR INDEPENDENCE

      The Board of Directors has determined that, except for Mr. Emalfarb, each of our directors and nominees qualifies as an independent director under the rules of AMEX. Mr. Emalfarb is not considered independent because he holds the office of Chairman, President and Chief Executive Officer of the Company.

DIRECTOR COMPENSATION

      In accordance with the director compensation policy, as described in the prospectus, in January 2005, we granted to Mr. Berman an option to purchase 50,000 shares of our Common Stock and to Mr. Warner an option to purchase 30,000 shares of our Common Stock. Both options are exercisable at $5.93 per share, are 25% vested and have a four-year vesting schedule as to 75% of the options. Each of the options expires on December 31, 2009. In March 2005, we granted to Mr. Shapiro an option to purchase 30,000 shares of our Common Stock, which is exercisable at $2.895 per share, is 25% vested on the date of grant, has a four-year vesting schedule as to the 75% balance of the option and expires March 29, 2010. In April 2005, we granted to Mr. Rosengart an option to purchase 30,000 shares of our Common Stock, which is exercisable at $2.695 per share, is 25% vested on the date of grant, has a four-year vesting schedule as to the 75% balance of the option and expires April 26, 2010.

STOCK OWNERSHIP

      The following table sets forth information regarding the number of shares of our common stock beneficially owned on April 20, 2005, by:

      o any person or "group," as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, known to us to own beneficially more than five percent of the outstanding shares of our common stock,

      o     each of our directors and director nominees,

      o each of our past or present executive officers named in the Summary Compensation Table, and

      o     all of our directors and executive officers as a group.

Except as indicated below, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to community property laws, where applicable. Unless otherwise indicated, the address for each more than 5% stockholder is c/o Dyadic International, Inc., 140 Intracoastal Pointe Drive, Suite 404, Jupiter, Florida 33477. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Percentage of beneficial ownership is based on 22,241,105 shares outstanding as of April 20, 2005.

                                                                          SHARES ISSUABLE PURSUANT
                                                      NUMBER                 TO OPTIONS, WARRANTS &         PERCENTAGE
                                                     OF SHARES               CONVERTIBLE SECURITIES          OF SHARES
                                                   BENEFICIALLY                  EXERCISABLE                BENEFICIALLY
       BENEFICIAL OWNER                                OWNED                   WITHIN 60 DAYS                 OWNED(1)
       ----------------                                -----                   --------------                 --------
Mark A. Emalfarb (2)                               5,570,827                     1,527,732                      29.9%

The Francisco Trust (3)                            4,422,041                       222,537                      20.7%
   c\o Robert S. Levin, Esq.
   Levin & Ginsburg, Ltd.
   180 N. LaSalle, Suite 3200
   Chicago, Illinois 60601

Stephen Warner (4)                                   300,000                       157,500                       2.0%
   400 N. Flagler Drive, Suite 1601
   West Palm Beach, Florida 33401

Robert Shapiro                                             -                         7,500                          *

Richard Berman                                             -                        12,500                          *

Ratnesh (Ray) Chandra                                 28,716                        17,000                          *

Kent Sproat                                           53,716                        12,000                          *

Alexander (Sasha) Bondar                               3,716                        22,000                          *

All executive officers and directors
as a group (5)                                     5,956,975                     1,756,232                      32.1%


---------------------

*     Denotes less than one percent (1.0%).

(1) The percentages of beneficial ownership as to each person, entity or group assume the exercise or conversion of all options, warrants and convertible securities held by such person, entity or group which are exercisable or convertible within 60 days, but not the exercise or conversion of options, warrants and convertible securities held by others shown in the table.

(2) Held of record by the Mark A. Emalfarb Trust U/A/D October 1, 1987, for which Mr. Emalfarb serves as sole trustee, and represents the rights to purchase 1,092,500 shares under Bridge Loan Warrants, and 251,298 shares pursuant to the terms of a convertible note originally in the principal amount of $750,766, but increased to $836,824 on October 29, 2004, to reflect accrued interest of $86,058 through that date, at $3.33 per share. Also includes 183,934 warrants to purchase shares at $5.50 per share related to the cancellation of a note payable to the Mark A. Emalfarb Trust through the sale of Investment Units in the October 2004 offering.

(3) Includes the right to purchase 222,537 shares pursuant to the terms of a convertible note originally in the principal amount of $664,838, but increased to $741,047 on October 29, 2004, to reflect accrued interest of $76,209 through that date, at $3.33 per share. The Francisco Trust has as its beneficiaries the spouse and descendants of Mark A. Emalfarb, and as its trustee an unrelated third party, Robert S. Levin, Esq.

(4) All securities held of record by Bioform, LLC, of which Mr. Warner is the managing member, except for warrants to purchase 7,500 shares at $5.93 per share that are held of record by Mr. Warner.

(5) Includes beneficial ownership of all persons listed other than the Francisco Trust.

MANAGEMENT

      Due to changes since the date of the prospectus, the following table sets forth our current executive officers and key employees, their ages and positions held.

NAME                               AGE     POSITION
----                               ---     --------
Mark A. Emalfarb                   50      Director, Chairman, President, Chief
                                           Executive Officer, Secretary and
                                           Treasurer

Wayne Moor                         53      Chief Financial Officer and Vice
                                           President

Kent M. Sproat (1)                 58      Executive Vice President, Enzyme
                                           Business

Ratnesh (Ray) Chandra (2)          57      Senior Vice President, Marketing -
                                           Biotechnology Systems

Alexander (Sasha) Bondar (3)       33      Vice President, Strategy & Corporate
                                           Development

Daniel Michalopoulos, Ph.D. (4)    52      Vice President, Pulp & Paper

Richard Burlingame, Ph.D. (4)      52      Executive Director, Research &
                                           Development

------------------------------------------

(1) Mr. Sproat served as Vice President, Manufacturing from 1997 through March 2005.

(2) Mr. Chandra served as Vice President, Marketing - BioSciences, from 2000 to March 2005.

(3) Mr. Bondar served as Executive Director, Business Development from 2003 through March 2005.

(4)   Dr. Burlingame and Dr. Michalopoulos are key employees.

      Set forth below is new information concerning the business experience of our new executive officers and key employees and updated information in the case of prior executive officers and key employees. Information concerning the business experience of Mark A. Emalfarb is set forth above under Board of Directors.

      Wayne Moor. Mr. Moor joined the Company in January 2005. During the past five years Mr. Moor has served as a Chief Financial Officer of several public companies, and has over 25 years experience in real estate and hotel operations, asset management, debt restructurings, recapitalizations and developing strategic turnaround plans. From October 2002 through December 2004, Mr. Moor served as the Senior Vice President, Treasurer and Chief Financial Officer of Boca Resorts, Inc, a hospitality company. From October 2001 to October 2002, Mr. Moor was Senior Vice President and Chief Financial Officer for ANC, the parent company of Alamo and National rental car companies. In November 2001, following the terrorist attacks of September 11, 2001, ANC and its U.S. operating subsidiaries voluntarily filed petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in Wilmington, Delaware. From September 2000 to October 2001, Mr. Moor was Senior Vice President and Chief Financial Officer for Gerald Stevens, Inc., a floral products marketer and retailer. In April 2001, Gerald Stevens, Inc. and certain operating subsidiaries voluntarily filed petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in Miami, Florida.

From June 1997 to January 2000, Mr. Moor was Executive Vice President and Chief Financial Officer for US Diagnostic, Inc., an operator of outpatient medical diagnostic imaging and related facilities. Prior to that, Mr. Moor held the position of Chief Financial Officer or Executive Vice President for a number of privately and publicly held financial institutions and real estate operating companies. He began his career in public accounting.

      Kent M. Sproat. Mr. Sproat is the Company's Executive Vice President, Enzyme Business, responsible for all manufacturing, applications, sales, and marketing functions of the Company's enzymes business activities, and was formerly Vice President, Manufacturing. Mr. Sproat joined Dyadic-Florida in 1997 from Genencor International, where since 1996 he served as its Elkhart Site Manager. From 1990 to 1996, Mr. Sproat was Vice President, Manufacturing, of Solvay Enzymes, Inc. From 1989 to 1990, he was Director of International Manufacturing of the Enzyme Division of Miles, Inc. Between 1981 and 1990, he served as Plant Manager of Miles' Elkhart, Indiana and Clifton, New Jersey-based enzyme plants. Between 1973 and 1981, Mr. Sproat was a Production Superintendent at Miles' Citric Acid Division; Start Up Manager of Miles' citric acid facility in Brazil; and Production Supervisor and Project Engineer. Mr. Sproat is the recipient of a patent for his design in the purification process of amylases. Mr. Sproat is a chemical engineer with a B.S. degree from Purdue University.

      Ratnesh (Ray) Chandra. Mr. Chandra is the Company's Senior Vice President, Marketing - Biotechnology Systems, responsible for business development for the Company's biosciences business activities, and was formerly Vice President, Marketing - BioSciences. Mr. Chandra joined Dyadic-Florida from Genencor International in 2000. He had served at Genencor as the Director, New Business Development since 1993. From 1987 to 1993, he was with Merck & Co. holding the positions of Director, Business/Market Intelligence and Director, Business Systems in their Human Health Marketing Division. From 1976 to 1987, he was with Schering-Plough Corp. in the positions of Director Economic Analysis, Manager Capital Planning and Senior Operations Analyst. Mr. Chandra has an M.B.A. from New York University and an M.S. in engineering from Columbia University.

      Alexander (Sasha) Bondar. Mr. Bondar is the Company's Vice President, Strategy & Corporate Development, with primary responsibility for corporate development, organization planning, merger & acquisition opportunities, fund-raising activities and investor and public relations, and secondarily, when requested, for assisting in business development for the Company's biosciences and enzyme businesses, and was formerly Executive Director, Business Development. Mr. Bondar joined Dyadic-Florida in May 2003 from The Aurora Funds, a venture capital firm based in Research Triangle Park, North Carolina, where he was focused on investing in early stage life sciences companies. Prior to that, from 1996 to 2001, Mr. Bondar served in a variety of management roles at Incyte Genomics, now Incyte Corporation, in Palo Alto, California, and from 1999 to 2001 as Associate Director, Corporate Business Development. From 1997 to 1999, he served as Manager, Pharmacogenomics Business Development, and was a major contributor to the successful launch of Incyte's pharmacogenomics program. From 1996 to 1997, he served as Technical Advisor to the intellectual property group at Incyte, contributing to the creation of the largest portfolio of gene patents in the world. Mr. Bondar holds a B.S. degree in Biotechnology Management from Menlo College and an M.B.A. in Corporate Finance and Health Sector Management from Duke University's Fuqua School of Business.

      Daniel Michalopoulos, Ph.D. Dr. Michalopoulos joined the Company in February 2005 as its Vice President, Pulp & Paper and is focused on growing the Company's pulp and paper effort. Prior to the Company, he served as Senior Program Manager for Hercules' Pulp and Paper Division from 1998 to 2005 where he managed a staff of 40 people with an annual budget of $8 million. Prior to that, he served as Research Director at BetzDearborn Pulp and Paper Division and held other research and management positions at Betz PaperChem. Dr. Michalopoulos conducted his post-doctoral work at Rice University, received his Ph.D. in Chemistry from Colorado State University and his B.S. in Chemistry from Lowell Technological Institute.

      Richard P. Burlingame, Ph.D. Dr. Burlingame is the Company's Executive Director, Research & Development, responsible for management of the day-to-day research and development activities engaged in by the Company worldwide. Dr. Burlingame joined Dyadic-Florida in October 2001 and is focused on leading the Dyadic R&D team in its development of the C1 Expression System and C1 Host Technology. Prior to that, Dr. Burlingame was a research manager at BioTechnical Resources, Inc., or BTR, from 1989 to 2001, leading a number of programs in the areas of metabolic engineering, biocatalysis, gene expression, and strain and process development for the production of fungal enzymes. He was the primary liaison and chief scientific officer for BTR's collaborations with Dyadic.

Between 1986 and 1989, Dr. Burlingame was a researcher at Bio-Technical International, Inc. where he was primarily involved with generating recombinant strains for the production of amino acids and development of genetic engineering tools. His postdoctoral work was at the University of Wisconsin-Madison in the area of bacteriophage genetics and molecular biology. Dr. Burlingame received his Ph.D. degree in biochemistry from the University of Minnesota, where he studied microbial biochemistry, physiology, and genetics and his B.S. degree, also in biochemistry, from the University of Illinois.

      Our officers are elected annually by our Board of Directors at a meeting held following each Annual Meeting of Stockholders, or as necessary and convenient in order to fill vacancies or newly created offices. Each officer serves at the discretion of our Board of Directors. Any officer elected or appointed by our Board of Directors may be removed by our Board of Directors whenever in its judgment our best interests will be served, but a removal is without prejudice to the contractual rights, if any, of the person so removed. See "Employment Agreements."

      We are not aware of any family relationship among any of our directors or officers.

EXECUTIVE COMPENSATION AND RELATED INFORMATION

SUMMARY COMPENSATION TABLE

      The following summary compensation table indicates the cash and non-cash compensation earned during the fiscal years ended December 31, 2004, December 31, 2003, and December 31, 2002, respectively, by our Chief Executive Officer and each of our four other highest compensated executive officers (determined on the basis of their salary and bonus for the fiscal year ended December 31, 2004) whose total compensation exceeded $100,000 during 2004. The listed individuals are referred to in this second prospectus supplement as the "Named Executive Officers."

                           SUMMARY COMPENSATION TABLE

                                                                                                      LONG TERM
                                          ANNUAL COMPENSATION (1)                                COMPENSATION AWARDS
                                          -----------------------                                -------------------
                                                                                        RESTRICTED                SECURITIES
                                                                                          STOCK                   UNDERLYING
NAME AND POSITION                  YEAR          SALARY ($)        BONUS ($)              AWARDS                   OPTIONS
-----------------                  ----          ----------        ---------              ------                   -------
Mark A. Emalfarb(2)                2004           300,000            75,000                   --                        --
   President, Chief Executive      2003           300,000            35,970                   --                        --
   Officer and Director            2002           300,000            32,700                   --                        --


Ratnesh (Ray) Chandra (3)          2004           149,856            30,000                   --                    60,000
   Senior Vice President,          2003           144,004            23,250                3,716                    15,000
   Marketing - Biotech-            2002           140,333            13,900                   --                        --
   nology Systems


Kent M. Sproat (4)                 2004           145,206            30,000                   --                    80,000
   Executive Vice President,       2003           139,505            23,250                3,716                    10,000
   Manufacturing                   2002           131,667            12,000                   --                        --


Alexander (Sasha) Bondar (5)       2004           138,105            25,000                   --                    45,000
   Vice President, Strategy &      2003            74,157            23,250                3,716                    25,000
   Corporate Development           2002                --                --                   --                        --


Thomas Bailey (6)                  2004           126,880                --                   --                    10,000
   Vice President, Marketing       2003           115,670            25,700                4,054                    20,000
   Enzymes                         2002           106,250             6,300                   --                        --

---------------------

(1) Annual compensation does not include the cost to the Company of benefits certain executive officers receive in addition to salary and cash bonuses. The aggregate amounts of such personal benefits, however, did not exceed the lesser of either $50,000 or 10% of the total annual compensation of such executive officer. The bonus amount reflected for each of the Named Executive Officers, other than Mr. Emalfarb, for each fiscal year was actually paid in the succeeding fiscal year.

(2) Bonuses listed for Mr. Emalfarb for 2002 and 2003 were accrued but not paid until January 2005. Mr. Emalfarb's bonus for 2004 has been accrued, and will be paid upon the first to occur of (i) the closing of either (x) the Company's next significant financing transaction or (y) a transaction in which the Company receives a significant influx of cash, as determined by the Compensation Committee in its reasonable discretion, or (ii) the date the percentage of the Company's outstanding shares held by the CEO falls below 50% of what that percentage is on the date hereof.

(3) Mr. Chandra has received the following awards under the Dyadic International, Inc. 2001 Equity Compensation Plan ("Equity Compensation Plan"): (a) in March 2005, options to purchase 50,000 shares of common stock at an exercise price of $3.025 for services rendered in 2004, which vest at the rate of 25% per year on each anniversary of the date of grant;
      (b) in July 2004, options to purchase 10,000 shares of common stock at an exercise price of $3.33 for services rendered in 2003 and 2004, which are 20% vested and vest as to the balance at the rate of 20% for each 12 month period of employment thereafter; (c) in July 2004, 3,716 shares of common stock, valued at $3.33 per share on the date of issuance, for a bonus accrued in 2003, which are fully vested; and (d) in July 2003, options to purchase 15,000 shares of common stock at an exercise price of $4.50 for services rendered in 2003 and 2002, which are fully vested.

(4)   Mr. Sproat has received the following awards under the Equity Compensation
      Plan: (a) in March 2005, options to purchase 70,000 shares of common stock at an exercise price of $3.025 for services rendered in 2004, which vest at the rate of 25% per year on each anniversary of the date of grant; (b) in July 2004, options to purchase 10,000 shares of common stock at an exercise price of $3.33 for services rendered in 2003 and 2004, which are 20% vested and vest as to the balance at the rate of 20% for each 12 month period of employment thereafter; (c) in July 2004, 3,716 shares of common stock, valued at $3.33 per share on the date of issuance, for a bonus accrued in 2003, which are fully vested; and (d) in July 2003, options to purchase 10,000 shares of common stock at an exercise price of $4.50 for services rendered in 2003 and 2002, which are fully vested.

(5)   Mr. Bondar has received the following awards under the Equity Compensation
      Plan: (a) in March 2005, options to purchase 35,000 shares of common stock at an exercise price of $3.025 for services rendered in 2004, which vest at the rate of 25% per year on each anniversary of the date of grant; (b) in July 2004, options to purchase 10,000 shares of common stock at an exercise price of $3.33 for services rendered in 2003 and 2004, which are 20% vested and vest as to the balance at the rate of 20% for each 12 month period of employment thereafter; (c) in July 2004, 3,716 shares of common stock for a bonus accrued in 2003, valued at $3.33 per share on the date of issuance, which are fully vested; (d) in July 2003, options to purchase 15,000 shares of common stock at an exercise price of $4.50 for services rendered in 2003, which are fully vested; and (e) in July 2003, options to purchase 10,000 shares of common stock at an exercise price of $4.50 for services rendered in 2003, which vest 20% per year beginning on December 31, 2003. Mr. Bondar's employment with the Company began in May 2003.

(6) Mr. Bailey resigned as an employee and officer effective January 14, 2005. Prior to his resignation, he had received the following awards under the Equity Compensation Plan: (a) in July 2004, options to purchase 10,000 shares of common stock at an exercise price of $3.33 for services rendered in 2003 and 2004, which are 20% vested and vest as to the balance at the rate of 20% for each 12 month period of employment thereafter; (b) in July 2004, 4,054 shares of common stock, valued at $3.33 per share on the date of issuance for a bonus accrued in 2003, which are fully vested; and (c) in July 2003, options to purchase 20,000 shares of common stock at an exercise price of $4.50 for services rendered in 2003 and 2002, which are fully vested.

STOCK OPTION GRANTS

      The following table provides information related to options Dyadic-Florida granted to the Named Executive Officers during 2004. These options were assumed by us incident to the merger.

                        OPTION GRANTS IN LAST FISCAL YEAR

                                        NUMBER OF                  PERCENT OF
                                       SECURITIES                TOTAL OPTIONS
                                       UNDERLYING                    GRANTED                   EXERCISE OR
                                        OPTIONS                   TO EMPLOYEES                 BASE PRICE               EXPIRATION
  NAME                                 GRANTED(#)                IN FISCAL YEAR                  ($/SH)                    DATE
  ----                                 ----------                --------------                  ------                    ----
  Mark A. Emalfarb (1)                       --                        --                            --                        --
  Ratnesh (Ray) Chandra                  10,000                       2.9%                        $3.33                  07/28/09
  Kent M. Sproat                         10,000                       2.9%                         3.33                  07/28/09
  Alexander (Sasha) Bondar               10,000                       2.9%                         3.33                  07/28/09
  Thomas Bailey                          10,000                       2.9%                         3.33                  07/28/09

------------------------------------------

(1) Excludes Bridge Loan Warrants granted to Mr. Emalfarb. See "Certain Relationships and Related Transactions."

      The following table sets forth information concerning unexercised options held by the Named Executive Officers as of December 31, 2004. Except for the exercise in November 2004 by two of our executives of options granted to them in 2001 by one of our principal stockholders with respect to previously issued and outstanding shares, no options were exercised by the Named Executive Officers during 2004.

            AGGREGATE OPTIONS AND OPTION VALUES AT DECEMBER 31, 2004

                                          NUMBER OF SECURITIES UNDERLYING                             VALUE OF UNEXERCISED
                                              UNEXERCISED OPTIONS AT                                 IN-THE-MONEY OPTIONS AT
                                               DECEMBER 31, 2004 (#)                                DECEMBER 31, 2004 ($) (5)
                                               ---------------------                                -------------------------
NAME                                   EXERCISABLE               UNEXERCISABLE                 EXERCISABLE             UNEXERCISABLE
----                                   -----------               -------------                 -----------             -------------
Mark A. Emalfarb (6)                         --                        --                            --                       --
Ratnesh (Ray) Chandra                    17,000(1)                  8,000(1)                     39,740                   26,960
Kent M. Sproat                           12,000(2)                  8,000(2)                     28,740                   26,960
Alexander (Sasha) Bondar                 22,000(3)                 13,000(3)                     50,740                   37,960
Thomas Bailey                            37,000(4)                  8,000(4)                     83,740                   26,960

---------------------------

(1) 15,000 of the exercisable options have an exercise price of $4.50 per share and 2,000 have an exercise price of $3.33, and all of the unexercisable options have an exercise price of $3.33.

(2) 10,000 of the exercisable options have an exercise price of $4.50 per share and 2,000 have an exercise price of $3.33, and all of the unexercisable options have an exercise price of $3.33.

(3) 20,000 of the exercisable options have an exercise price of $4.50 per share and 2,000 have an exercise price of $3.33, and 5,000 of the unexercisable options have an exercise price of $4.50, and 8,000 have an exercise price of $3.33.

(4) 35,000 of the exercisable options have an exercise price of $4.50 per share and 2,000 have an exercise price of $3.33, and all of the unexercisable options have an exercise price of $3.33.

(5) Based on the closing bid price for our common stock of $6.70 per share as of December 31, 2004.

(6) Excludes Bridge Loan Warrants owned by Mr. Emalfarb. See "Certain Relationships and Related Transactions."

      Mr. Chandra was granted an option to purchase 25,000 shares of common stock in 2001 from one of our stockholders, the Francisco Trust, for services rendered to Dyadic-Florida in 2001 and 2000. The option was exercisable at a price of $4.50 per share. On November 3, 2004, Mr. Chandra exercised in its entirety this option to purchase shares from the Francisco Trust by executing and delivering to the Francisco Trust an exercise agreement under which he agreed to pay the entire exercise price, together with interest at a rate of 2.37% per annum, on the first to occur of October 31, 2005 or 60 days following the date of Mr. Chandra's termination of employment with us.

      Mr. Sproat was granted an option to purchase 50,000 shares of common stock in 2001 from one of our stockholders, the Francisco Trust, for services rendered to Dyadic-Florida in 2001 and 2000. The option was exercisable at a price of $2.00 per share. On November 3, 2004, Mr. Sproat exercised in its entirety this option to purchase shares from the Francisco Trust by executing and delivering to the Francisco Trust an exercise agreement under which he agreed to pay the entire exercise price, together with interest at a rate of 2.37% per annum, on the first to occur of October 31, 2005 or 60 days following the date of Mr. Sproat's termination of employment with us.

      In connection with his employment on January 31, 2005, Mr. Moor was granted an option to purchase 277,889 shares of common stock in accordance with the Equity Compensation Plan at an exercise price of $3.68 per share pursuant to the Company's then standard form employee stock option agreement. The option becomes exercisable, conditioned upon Mr. Moor's continued service as an employee of the Company, as to 25% of the shares on each of the next four anniversaries of the date of the commencement of his employment, and expires on January 31, 2010.

      In connection with his employment on February 28, 2005, Daniel Michalopoulos, Ph.D. was granted an option to purchase 25,000 shares of common stock in accordance with the Equity Compensation Plan at an exercise price of $3.80 per share pursuant to the Company's then standard form employee stock option agreement. The option becomes exercisable, conditioned upon Dr. Michalopoulos' continued service as an employee of the Company, as to 25% of the shares on each of the next four anniversaries of the date of the commencement of his employment, and expires on February 28, 2010.

      In connection with the entry into their employment agreements with the Company on March 30, 2005, Kent M. Sproat, Ratnesh (Ray) Chandra, Alexander (Sasha) Bondar, and Richard Burlingame, Ph.D. were granted options under the Equity Compensation Plan to purchase 70,000, 50,000, 35,000 and 40,000 shares of common stock, respectively, at an exercise price of $3.025 per share pursuant to the Company's then standard form employee stock option agreement. Each option becomes exercisable, conditioned upon that executive's continued service as an employee of the Company, as to 25% of the shares on each of the next four anniversaries of the date of his employment agreement, and expires on March 30, 2010.

DYADIC INTERNATIONAL, INC. 2001 EQUITY COMPENSATION PLAN

      As an update to the information in the prospectus regarding the Dyadic International, Inc. 2001 Equity Compensation Plan, as of April 20, 2005, we had 1,350,389 shares of common stock reserved for issuance for outstanding options granted under the Equity Compensation Plan. In addition, as of April 20, 2005, we had an additional 3,783,434 shares reserved for future options and awards under the Equity Compensation Plan, subject to adjustment in the event of a stock split, stock dividend, recapitalization or similar capital change.

EMPLOYMENT AGREEMENTS

      We have employment agreements with each of our Named Executive Officers. In April 2001, Dyadic-Florida and Mark A. Emalfarb, our Chief Executive Officer and the founder of Dyadic-Florida, entered into an Employment Agreement pursuant to which he has been employed by Dyadic-Florida as its President and Chief Executive Officer which we assumed incident to the consummation of the merger with Dyadic-Florida. The initial term was for three years with automatic two-year renewals unless either party furnishes the other a notice of non-renewal not less than 60 days prior to the expiration of the then term. Because no notice of termination has been furnished by either party, the current expiration of the employment agreement is April 2006. Mr. Emalfarb's base annual compensation was initially fixed at $300,000. He is eligible to earn a bonus annually based upon goals and objectives mutually agreed upon by him and our Board of Directors. Mr. Emalfarb has received no salary increases since the employment agreement was executed. The employment agreement is terminable only on account of Mr. Emalfarb's death or disability, by us only "for Cause," and by Mr. Emalfarb only "for Good Reason." The phrase "for Cause" is defined to include failure to substantially perform assigned duties for a period of 20 days following a written demand for his substantial performance that identifies the manner in which he has failed to substantially perform, a material breach of the employment agreement, a material breach of his proprietary rights agreement with us, his illegal or gross misconduct which is willful and causes damages to us, the conviction of a felony or plea of no contest, substance abuse or violation of our policies against racial or sexual discrimination. The phrase "for Good Reason" is defined to mean the assignment of duties to Mr. Emalfarb inconsistent with his position, our failure to honor our compensation commitments to Mr.

Emalfarb fixed by his employment agreement, our failure to cause Mr. Emalfarb to be elected to our Board of Directors and our demotion of Mr. Emalfarb. If Mr. Emalfarb's employment is terminated by us other than "for Cause" or by Mr. Emalfarb "for Good Reason," he is entitled to receive a one year severance benefit plus an amount equal to a portion of his annual bonus for the preceding year, prorated for the portion of the current year worked. For its benefit, Dyadic-Florida also maintains a term life insurance policy insuring Mr. Emalfarb's life in the face amount of $5,000,000.

      On January 31, 2005, we hired Mr. Wayne Moor to become the Company's Chief Financial Officer and a Vice President pursuant to the terms of an employment agreement of that date. The initial term of Mr. Moor's employment expires December 31, 2007, with automatic one-year renewals unless either party furnishes the other a notice of non-renewal not less than 90 days prior to the expiration of the then term. Mr. Moor's annual base compensation is $225,000, and he is eligible to earn a bonus each year of up to 40% of his annual base compensation based upon a bonus plan to be adopted and maintained by the Compensation Committee for such year.

      On February 28, 2005, we hired Dr. Michalopoulos to become the Company's Vice President, Pulp & Paper pursuant to the terms of an employment agreement of that date. The initial term of Dr. Michalopoulos' employment expires December 31, 2007, with automatic one-year renewals unless either party furnishes the other a notice of non-renewal not less than 90 days prior to the expiration of the then term. Dr. Michalopoulos' annual base compensation is $140,000, and he is eligible to earn a bonus each year of up to 40% of his annual base compensation based upon a bonus plan to be adopted and maintained by the Compensation Committee for such year.

      On March 30, 2005, we entered into employment agreements with three of our executives, Kent M. Sproat, Ratnesh (Ray) Chandra and Alexander (Sasha) Bondar, and a key employee, Richard Burlingame, Ph.D. In the case of Mr. Chandra, his employment agreement replaced a previously existing employment agreement dated May 1, 2000. The initial term of employment under all four employment agreements expires December 31, 2007, with automatic one-year renewals unless either party furnishes the other a notice of non-renewal not less than 90 days prior to the expiration of the then term. The annual base compensation of Mr. Sproat, Mr. Chandra, Dr. Burlingame and Mr. Bondar is $190,000, $170,250, $148,500 and $143,000, respectively, and each of them is eligible to earn a bonus each year of up to 40% of his annual base compensation based upon a bonus plan to be adopted and maintained by the Compensation Committee for such year.

      Each of the employment agreements for the executives and key employees, other than Mr. Emalfarb, is terminable on account of the executive's death or disability, or by the Company without cause or "for Cause." The phrase "for Cause" is defined to include a material breach of the employment agreement, acts of disloyalty to the Company (including but not limited to acts of dishonesty or diversion of corporate opportunities), the unauthorized disclosure of the Company's confidential information, or acts determined in good faith by the Compensation Committee to be detrimental to the Company's interests, provided that the executive must be afforded an opportunity to have a face-to-face meeting with the Compensation Committee before any determination is made by it that he was guilty of "for Cause" conduct. If the executive's or key employee's employment is terminated by the Company other than "for Cause," upon the condition that he furnish the Company with a full general release, he is entitled to receive a severance benefit of his then monthly base compensation for the lesser of six months or until he has obtained other full or part-time employment as an employee or consultant Under each employment agreement, the Company is also obligated to indemnify the subject executive to the fullest extent permitted by applicable law. Further, the Company agrees to advance expenses he may spend as a result of any proceeding against him as to which he could be indemnified.

      Mr. Sproat's and Mr. Chandra's employment agreements also include provisions that might entitle them to extended severance benefits following the occurrence of a "Change of Control" of the Company, in the case of Mr. Chandra, and following the occurrence of a "Change of Control" of either the Company or Dyadic-Florida, in the case of Mr. Sproat, as those terms are defined in their respective agreements. Under both agreements, upon a termination of the executive's employment by the Company or its successor-in-interest other than "for Cause," or a termination of his employment by the executive which is a "Constructive Termination of Employment Without Cause" within 12 months following the occurrence of a Change of Control, he will become entitled to a severance benefit of his then monthly base compensation for the lesser of 18 months, or until he has obtained other full or part-time employment as an


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employee or consultant. The phrase "Change of Control" means: (i) a sale, lease, exchange or other transfer of all or substantially all of the assets of the Company; (ii) a merger or consolidation of the Company in which less than a majority of the outstanding voting securities of the surviving corporation are not owned by stockholders of the Company immediately prior to such merger or consolidation; (iii) a "person" or "group" (as those terms are defined in Section 13(d) and 14(d) of the Exchange Act of 1934, as amended) not beneficial owners of voting securities of the Company on March 30, 2005 become the beneficial owners, directly or indirectly, of more than 50% of the outstanding voting securities of the Company other than as a result of the purchase of such voting securities from the Company in a transaction or series of transactions approved by the affirmative vote of a majority of the directors who were members of the Board one month prior to the date of such transaction; (iv) a sale, lease, exchange or other transfer of all or substantially all of the assets of the Company's Enzyme Business (in the case of Mr. Sproat) or the BioSciences Business (in the case of Mr. Chandra) in a transaction in which, following such transaction, the transferee is not an affiliate of the Company; or (v) a consolidation or merger of any subsidiary or affiliate of the Company that owns substantially all of the assets used in the conduct of the Company's Enzyme Business (in the case of Mr. Sproat) or the BioSciences Business (in the case of Mr. Chandra) with another party, the survivor of which is not an affiliate of the Company. The phrase "Constructive Termination of Employment Without Cause" in both agreements is defined to mean a termination of employment at the election of the executive made within 12 months following a Change of Control and within 60 days following the occurrence of any of the following events: (i) a material demotion in his office, duties or responsibilities; (ii) a reduction in his annual base compensation or potential annual bonus; (iii) the imposition of a requirement that he relocate his principal residence outside a 50 mile radius of the Company's current principal place of business; or (iv) the failure of the Company or its successor-in-interest to comply with the terms of his employment agreement.

      Incident to the consummation of the merger with Dyadic-Florida, we assumed the rights and obligations of Dyadic-Florida under confidential information, inventions assignment and non-compete agreements between Dyadic-Florida and each of Mr. Emalfarb, Mr. Chandra, Mr. Sproat, Dr. Burlingame, Mr. Bondar and another individual who was our Vice President, Marketing-Enzymes at the date of the merger. Under the terms of these agreements, each executive confers upon us customary proprietary rights in respect of our confidential information and intellectual work product contributed to by them, as well as his covenant not to compete with our business while employed by us and for three years after the termination of his employment. These agreements with Mr. Chandra, Mr. Sproat, Dr. Burlingame and Mr. Bondar were superceded by their new employment agreements, except to the extent therein expressly provided.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Our President and Chief Executive Officer, Mark A. Emalfarb, is the trustee and beneficiary of the Mark A. Emalfarb Trust, which is our largest stockholder. The Mark A. Emalfarb Trust and our second largest stockholder, The Francisco Trust, whose sole beneficiaries are the spouse and descendants of Mr. Emalfarb, have made loans to Dyadic-Florida, which we assumed in connection with the Company's merger with Dyadic-Florida (the "Merger"). The trustee for The Francisco Trust is not related to or affiliated with Mr. Emalfarb or the Mark A. Emalfarb Trust. The aggregate amount of our indebtedness to the Mark A. Emalfarb Trust and The Francisco Trust is approximately $4.0 million, as of December 31, 2004, which is owed to them pursuant to the terms of three separate debt instruments:

      o $836,824 pursuant to a subordinated promissory note made payable to the Mark A. Emalfarb Trust dated May 30, 2001, bearing interest at the rate of 6% per annum and originally convertible into shares of Dyadic common stock, which we refer to as the Emalfarb Convertible Note;

      o $741,048 pursuant to a subordinated promissory note made payable to the Francisco Trust dated May 30, 2001, bearing interest at the rate of 6% per annum and originally convertible into shares, which we refer to as the Francisco Convertible Note; and

      o $2,424,941 pursuant to a revolving note made payable to the Mark A. Emalfarb Trust dated May 29, 2003 and bearing interest at the rate of 8% per annum, which we refer to as the Bridge Loan Note. In connection with the Bridge Loan Note, warrants, which we refer to as the Bridge Loan Warrants, were issued to purchase 1,500,000 shares of Dyadic-Florida common stock for the lesser of $4.50 or the conversion price of the Series A convertible preferred stock of Dyadic-Florida then outstanding, which we refer to as the Bridge Loan Warrants.


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

      In August 2004, the Mark A. Emalfarb Trust and Dyadic-Florida entered into an agreement to facilitate the consummation of the merger. In accordance with this agreement, subject to consummation of the merger:

      o The Mark A. Emalfarb Trust agreed to exchange indebtedness of Dyadic-Florida to the trust in the amount of $1,225,000 for 367,868 shares of our common stock and warrants to purchase 183,934 shares of our common stock;

      o Each of the Emalfarb Convertible Note, the Francisco Convertible Note and the Bridge Loan Note were amended to extend their due date from January 1, 2005 to January 1, 2007 and to permit their prepayment in whole or part by Dyadic-Florida without premium or penalty;

      o The conversion prices under the Emalfarb Convertible Note and Francisco Convertible Note were amended to fix the conversion price at $3.33 per share in lieu of the then current fair market value of shares of Dyadic-Florida common stock; and

      o The Bridge Loan Warrants were amended to fix their exercise price at $3.33 per share.

      The amendments to the convertible notes and the Bridge Loan Warrants caused us to recognize for accounting purposes additional borrowing costs of approximately $350,000, which will be amortized over the period from October 30, 2004 through January 1, 2007, and to recognize for accounting purposes a beneficial conversion feature of $554,000 which will be amortized over the same period. All accrued and unpaid interest due under the Emalfarb Convertible Note, the Francisco Convertible Note and the Bridge Loan Note on the date of the completion of the merger were added to the principal amount due under those notes. Interest under the notes accruing after October 29, 2004, is payable on a quarterly basis until the principal sum is paid in full.

      Mark A. Emalfarb, Stephen J. Warner, Richard J. Berman, Robert B. Shapiro, and Harry Z. Rosengart our five board members, are each parties to indemnification agreements pursuant to which we agreed to indemnify them against any liability arising out of their performance of their duties to us in their capacities as directors. The agreements with Messrs. Emalfarb and Warner were entered into by Dyadic-Florida on August 19, 2004 and assumed by us incident to the merger. Incident to the consummation of the merger, they were amended to substitute applicable Delaware law for any references contained in those agreements to Florida law. The agreements with Mr. Berman, Mr. Shapiro and Mr. Rosengart were entered into directly with us in 2005 when they became directors. All of these indemnification agreements indemnify our directors in addition to the indemnification provided by our restated certificate of incorporation and amended and restated bylaws. Among other things, these agreements indemnify our directors for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by them in any action or proceeding, including any action by or in the right of Dyadic arising out of such person's services to us or to any of our subsidiaries or any other company or enterprise to which such person provides services at our request. Further, we agree to advance expenses they spend as a result of any proceeding against them as to which they could be indemnified. At present, there is no pending litigation or proceeding involving any of our directors where indemnification will be required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.


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